[redacted]

06023369

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
FEB 21 2006
FROM ________
BY ________

24-10127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

RECEIVED
JAN 19 2006
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

32 S. Howard St., Inman, SC 29349 (864) 357-3188
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Silver Shield Services, Inc., 933 Woodside Dr., Suite 202, Carson City, NV 89701 (775) 577-4822
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7352	06-1740508
(Primary Standard Industrial Classification Code No.	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
FEB 22 2006
THOMSON FINANCIAL

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Greg Tucker
32 S. Howard St.
Inman, SC 29349

(Residential Address)
52 Ridge Rd.
Lyman, SC 29365

Bernard Ross
32 S. Howard St.
Inman, SC 29349

(Residential Address)
10510 Oxford Mill Circle
Alpharetta, GA 30022

Alan Richey
32 S. Howard St.
Inman, SC 29349

(Residential Address)
1809 Shell Ring Circle
Mount Pleasant, SC 29466

(b) the issuer's officers;

Greg Tucker President, Secretary, Treasurer
32 S. Howard St.
Inman, SC 29349

(Residential Address)
52 Ridge Rd.
Lyman, SC 29365

Bernard Ross Chief Operating Officer
32 S. Howard St.
Inman, SC 29349

(Residential Address)
10510 Oxford Mill Circle
Alpharetta, GA 30022

(c) the issuer's general partners;

There are no general partners of the issuer.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Greg Tucker
32 S. Howard St.
Inman, SC 29349

(Residential Address)
52 Ridge Rd.
Lyman, SC 29365

Bernard Ross
32 S. Howard St.
Inman, SC 29349

(Residential Address)
10510 Oxford Mill Circle
Alpharetta, GA 30022

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Greg Tucker
32 S. Howard St.
Inman, SC 29349

(Residential Address)
52 Ridge Rd.
Lyman, SC 29365

Bernard Ross
32 S. Howard St.
Inman, SC 29349

(Residential Address)
10510 Oxford Mill Circle
Alpharetta, GA 30022

(f) promoters of the issuer;

Greg Tucker
32 S. Howard St.
Inman, SC 29349

(g) affiliates of the issuer;

There are no affiliates of the issuer, other than the officers, directors, and beneficial owners disclosed above.

(h) counsel to the issuer with respect to the proposed offering;

Bruce M. Pritchett, L.C.
The Judge Building
8 East Broadway, Suite 600A
Salt Lake City, UT 84111

(i) each underwriter with respect to the proposed offering;

There are no underwriters with respect to the proposed offering.

(j) the underwriter's directors;

There are no underwriter's directors.

(k) the underwriter's officers;

There are no underwriter's officers.

(l) the underwriter's general partners; and

There are no underwriter's general partners.

(m) counsel to the underwriter.

There is no counsel to the underwriter.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

No persons were named above.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

Does not apply to the issuer; no part of the proposed offering involves resales of affiliate-held securities.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

There are no underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Pennsylvania is where the securities are to be offered, in a self-underwritten offering. Offers and sales will be made by our President & Chief Executive Officer, Greg Tucker.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Southern Home Medical Equipment, Inc. was the issuer.

(2) the title and amount of securities issued;

10,000,000 Common shares were issued on March 17, 2005.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The aggregate offering price on March 17 was $10,000. The offering price was determined arbitrarily.

(4) the names and identities of the persons to whom the securities were issued.

Greg Tucker (officer/director), Bernard Ross (officer/director), Alan Richey (director), Hazel Fisher (employee), Ed Vick (vendor), Dennis Nowak (employee), Ken Bessent (financial consultant), David Tucker (vendor/father of Greg Tucker), Greentree Financial Group, Inc (financial consultant).

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

No unregistered securities were sold by or for the account of any officer, director, promoter, or principal security holder within the past year. No underwriters are connected with this offering; hence, no underwriters have received any of our securities or resold any of our securities.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All securities issued were exempt from registration under Sections 4(2) and 4(6) of the Securities Act of 1933 ("the '33 Act"). Messrs. Tucker (Greg), Ross, and Richey received their shares, exempt pursuant to Section 4(6) of the '33 Act because all three were and are directors, and hence "accredited investors" as defined by Rule 501(a)(4) of the '33 Act. Ms. Fisher and Messrs. Vick, Nowak, Bessent, and Tucker (David) received their shares, exempt pursuant to section 4(2) of the '33 Act because the shares were issued in a private placement transaction to founders of the company, all recipients were employees or major vendors or financial consultants of the company with knowledge of its finances and operations, and restrictive legends were placed on all stock certificates. Greentree Financial received its shares, exempt pursuant to Section 4(6) of the '33 Act because it is an accredited investor as defined by Rule 501(a) of the '33 Act.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor any of its affiliates are currently offering or contemplating offering any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

No arrangement to limit or restrict the sale of its securities is known to the issuer or any person named in response to Item 1 above.

(2) To stabilize the market for any of the securities to be offered;

No arrangement to stabilize the market for any of the securities offered in this offering is known to the issuer or any person named in response to Item 1, above.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No arrangement for withholding commissions or for underwriter/dealer participation is known to the issuer or any person named in response to Item 1, above. We are not using any underwriters or dealers.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

No underwriter is being used in this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert named in this offering statement as having prepared or certified any part of it was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

COVER PAGE

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock
Maximum number of securities offered: 5,000,000
Minimum number of securities offered: no minimum
Price per security: $1.00
Total proceeds: If maximum sold: $5,000,000.00 If minimum sold: $0.00
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? ________%

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No.22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No.26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 80 pages.

THE COMPANY

1. Exact corporate name: Southern Home Medical Equipment, Inc.

State and date of incorporation: Nevada, January 13, 2005

Street address of principal office: 32 S. Howard Street, Inman, SC 29349

Company Telephone Number: (864) 357-3188

Fiscal year: March (month) 31 (day)

Person(s) to contact at Company with respect to offering:

Greg Tucker

Telephone Number (if different from above): ( )

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) MEDICARE REPORTING OBLIGATIONS. If we fail to comply with our reporting obligations under the Medicare reimbursement schedule we could experience significantly reduced profits delays or denies reimbursement. Medicare reporting obligations are strict and complex.

(2) HISTORY OF OPERATING LOSSES; ANTICIPATED FUTURE LOSSES. We had a net loss from operations of $40,222 for the nine months ended December 31, 2005. This is attributable to general and administrative costs at the early stage of business. There is a risk that we may not be profitable in the future.

(3) LACK OF LIQUIDITY. As of December 31, 2005 our working capital deficit was $129,290. Moreover, our future cash requirements may vary significantly from what we expect them to be based on factors such as equipment and equipment lease purchases, changes in the market of our good and services, the timing of receipt of revenues, if any, as well as other factors. We may not be able to obtain additional financing in the future from either debt or equity financings, bank loans, collaborative arrangements or other sources on terms acceptable to us, or at all. If we are unable to obtain the necessary financing, we will have to significantly curtail our activities or cease operations.

(4) LIMITED OPERATING HISTORY. Although we were organized in January 2005, we have only been generating revenues since September 2005. The success of our business depends upon several factors, including the quality and quantity of providers in our referral network and the quality and quantity of the durable medical equipment we sell. You should be aware of the difficulties we face as a new enterprise, as well as the high rate of failure of new enterprises. Based on the short history of our operations, we cannot assure that we will ever become a profitable business. While we have initiated sales and marketing activities and have generated approximately $87,000 in sales as of December 31, 2005, we have yet to generate a profit and may experience many of the problems, delays, expenses and difficulties commonly encountered by early stage companies, many of which are beyond our control. These problems include delays or expenses related to our products and marketing, uncertain market acceptance, lack of sufficient capital, competition, customer service and regulatory compliance, as well as additional costs and expenses that may exceed current estimates. We may not be able to develop a strong customer base to continue revenues.

(5) PROFITABILITY OF OUR BUSINESS. The profitability of our business in connection with rental of durable medical equipment and sales of physical therapy-related products will decrease if we do not receive sufficient orders from customers. To date we have not made a profit from sales of our durable medical equipment. We are unable to assure that we will ever be able to make a profit.

(6) IMPROVED TECHNOLOGIES. We could experience significantly reduced revenues from our durable medical equipment business if improved technologies eliminate the need for rental of durable medical equipment.

(7) POSSIBLE EXPOSURE TO LIABILITY. We could be liable for harm caused by products that we sell. We will attempt to take precautions to protect us from such claims, including maintaining liability insurance and seeking indemnification from third party health care providers, but we can not assure that such precautions will be implemented or will prove adequate.

(8) COMPETITION The healthcare market is competitive and there are no substantial barriers to entry. We expect that competition will intensify and that new competitors will enter the market in the future. We could lose customers and revenues to new or existing competitors who have greater financial or operating resources. Our ability to compete depends on a number of factors, the failure of any number of which could cause us additional losses.

(9) LOSS OF VENDORS. Loss of use of vendors or finance organizations would significantly reduce revenues and profits from our durable medical equipment business and physical therapy-related products.

(10) GOVERNMENT REGULATION. Numerous federal, state and local regulations affect the health care industry, including the prohibition of business corporations from providing medical care, fraud and abuse provisions of the Medicare and Medicaid statutes, the prohibition against referral fees and fee splitting and statutes regulating insurance companies and other organizations that are associated with health care services. If we or our suppliers do not comply with applicable government regulations, we may be prohibited from selling our products.

(11) LIMITED MARKETING and ADVERTISING COSTS. We could have difficulty in the durable medical equipment business and selling our physical therapy-related products if we cannot maintain and expand our referral network among professional health care providers. Limited advertising costs to this target market could adversely affect our operating results. To a large extent, our operating results will depend upon our ability to successfully market our durable medical equipment to patients and the health care providers who recommend such equipment. We will continue to expand in these areas and concentrate the limited resources we have at present on defined segments of our target markets. We anticipate that our success will depend, to a significant degree, upon doctors, nurses, case managers and our direct sales efforts to market our products.

(12) DEPENDENCE ON KEY PERSONNEL. If we lose the services of our founding members, our business may be impaired because of their hard to replace skills and experience.

(13) DEPENDENCE ON HIGHLY SKILLED LABOR. Due to our involvement in the sale and rental of medical equipment, some of which is quite sophisticated, the labor we intend to hire must be skilled and technical. If such labor is difficult to hire, we may incur serious delays and expenses in training non-technical labor.

(14) NO PRIOR PUBLIC MARKET FOR OUR SECURITIES. Prior to this offering, there has not been a public market for any of our securities. An active trading market for our securities may never develop or be sustained, which could affect your ability to sell your securities and could depress the market price of your securities.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Southern Home Medical Equipment, Inc. sells and distributes Durable Medical Equipment and supplies in and around the state of South Carolina. On September 9, 2005, we acquired the customer base (and associated revenue stream) of the nursing home division of Adaptive Medical Upstate, Inc., and on September 30, 2005, we completed acquisition of the hard assets from the nursing home division of Adaptive Medical Upstate, Inc., valued at over $200,000. Since that time, we have made actual physical sales and rentals of medical equipment to nursing homes, generating revenues of over $20,000 per month. We intend to expand into at least 10 branch locations within the next five years and then to accelerate growth from that point as our brand gains broader acceptance across the geographic marketing area.

Our objective is to expand within the industry and start up additional sites in strategic locations throughout the Southeastern U.S. Currently we operate from one office in Inman, South Carolina, servicing nursing home accounts in Greenville, Spartanburg and Anderson, South Carolina and Wadesboro, North Carolina. All of these locations are within approximately a 2-hour driving radius of our home office. A 2-hour radius is approximately the outer limit for a single DME operation, because patients usually need their medical equipment delivered or serviced on a same-day basis. Currently, our company has three employees; however, we anticipate that our number of employees will grow as we expand to additional locations.

We primarily gain new customers through referrals. Currently we market our products to social workers, case managers, doctors, nurses, nursing homes, and other health care providers that typically make the equipment arrangements for the patient. By marketing to those that carry the most active caseload within a geographic area, we gain referrals and word-of-mouth brand recognition. We will also build brand recognition through local advertising, as needed.

All business-related functions are coordinated through our company headquarters in Inman, S.C. Our current location houses both general office and warehouse space, and we plan on using a similar arrangement for any expansion locations. Our current office space occupies 4000 sq. ft., and our current warehouse space occupies 4000 sq. ft.

Each of our directors has successfully operated their own DME (Durable Medical Equipment) business for at least 10 years. Based on our experience, we feel that as a group, our contacts within and knowledge of the industry will allow us to develop into a substantial player in the industry in a comparatively short period of time. Our directors' current ownership of other DME companies is as follows:

Greg Tucker	Adaptive Medical Upstate, Inc.	100%
Alan Richey	Patient's First Medical Equipment, LLC	33%
Bernard Ross	Laurel Baye Allied Health Resources, LLC	40%

As a core part of our business, we rent the following pieces/types of medical equipment (a partial, but representative, list): Oxygen concentrators, Nebulizer compressors, CPAPs, Bi-PAPs, enteral feeding units, specialty mattresses for pressure wounds, hospital beds, lightweight wheelchairs, standard wheelchairs, and patient lifts. We also sell the following types of equipment: bedside commodes, walkers, walkers with wheels, and canes. All of our equipment is delivered directly to the patient, in most cases in their homes, by qualified trained equipment technicians and/or respiratory therapists.

As of December 31, 2005, our revenues have increased to approximately $87,933 for the year, representing an average of over $20,000 per month in revenue since we first started generating revenue in September, 2005. Expenses through December 31, 2005 were $128,195, and we had a net loss of ($40,222) as of December 31, 2005. These figures are reflected in the unaudited interim financial statements attached as Exhibit number 27 to this offering circular.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts

All of our equipment thus far was originally purchased and financed in the first instance by Adaptive Medical Upstate, Inc., and then sold to us in September 2005 for 360,000 shares of common stock plus a promissory note. The terms of the promissory note provide that we will pay Adaptive Medical Upstate $222,540, plus interest at the rate of 3.9% per annum, in 24 monthly installments of $10,000 per month. The Agreement is attached as Exhibit 26. For equipment needs in the future, we believe that Adaptive Medical's relationships with VGM Financial, Balboa Capital and Citicorp Vendor Finance will enable us to obtain financing on similar terms, since Greg Tucker is the principal owner of both. Typical financing arrangements with these companies involve terms of 18-36 months (depending on the particular item of equipment) at 12-18% interest per annum (again, depending on the specific medical equipment that is being financed).

In-house, management of equipment inventory is relatively simple (a spreadsheet program) and does not require any elaborate system. All of our equipment is delivered directly to the patient, in most cases in their homes, by qualified trained equipment technicians and/or respiratory therapists.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The Industry—Durable Medical Equipment companies provide equipment, such as semi-electric beds, wheelchairs, oxygen, enteral tube feeding, etc. for both in-home patients and patients in nursing homes/assisted living. The target customer in this industry is a Medicare beneficiary. The number of Medicare beneficiaries is expected to rise to 45.9 million by 2010, 60.9 million by 2020, and 76.8 million by 2030. The percentage of Medicare Beneficiaries as a percentage of the population is also projected to rise to 15.0%, 18.5% and 21.9% respectively. In 2003, Medicare had a total of $8.5 billion in allowed charges for durable medical equipment, prosthetics, orthotics and supplies. (Home Care Magazine, July 2004 pg. 23-30)

*Medicare is not the only source of income for DME (Durable Medical Equipment) operators. Below is a breakdown by percentages of revenue by payer category.

Medicare	36%
Managed Care	19%
Private Insurance	18%
Commercial/Institutional	10%
Medicaid	8%
Managed Care (Capitated)	5%
Retail/Private	4%

*(Home Care Magazine, July, 2004 pg. 23-30)

Some market trends for the industry include the following. The U.S. Census Bureau predicts that the majority of the U.S. "baby boom" population (28% of the total U.S. population) will begin to turn 65 between 2010 and 2020. Consumer expectations for healthcare are increasing. Reimbursement for medical expenses by insurance companies and employers are on the decline. The length of hospital stays are decreasing because of less invasive medical procedures, which, in turn, is causing the demand for care in the home to rise. (http://www.altera.com/end-markets/medical/overview/med-overview.html)

The home respiratory market (including home oxygen equipment and respiratory therapy services) represents in excess of $5.0 billion in annual sales, with growth estimated at approximately 6% per year over the last five years. Growth in the home respiratory market is further driven by the continued trend toward treatment of patients in the home as a lower cost alternative to the acute care setting. (www.lincare.com)

Pricing – Please see the pricing list attached as Exhibit 24. Note: 95% of the exhibit list covers rental items. All rental items cap out in 15 months, with the exception of Oxygen and Tube Feeding supplies, which have no time limit so long as medically necessary. All of our competitors' pricing is essentially the same as ours, because prices are dictated by rigid Medicare reimbursement guidelines.

Competition – Our top three competitors are all publicly traded companies: Apria Healthcare Group (AHG), Lincare Holdings (LNCR), and Rotech Healthcare (ROHI). These three publicly traded competitors are the largest in the nation, with local outlets in almost every metropolitan area. We are not aware of any private companies that are larger than these public ones. Every metropolitan area has at least a few Durable Medical Equipment providers who are too numerous to mention, but can easily be found in a local phone book.

DMEPOS Suppliers By Region*

By DMERC	
Region A	22,162
Region B	26,891
Region C	40,554
Region D	25,574
Total	**115,181**

*As of May 1, 2005
This table reflects the four regions of the United States. Southern Home Medical Equipment, Inc. operates in Region C, which encompasses the area generally known as the Southeast.

Source: Palmetto GBA, Columbia, S.C., National Supplier Clearinghouse

Apria Healthcare Group (AHG)

Offering a comprehensive range of home respiratory therapy, home infusion therapy and home medical equipment services, Apria Healthcare is America's leading provider of integrated home healthcare products and services.

Headquartered in Lake Forest, California, Apria employs more than 11,000 healthcare professionals in more than 504 Apria branch offices across the United States. Apria Healthcare is the country's homecare leader in the alternate-site respiratory, HME and infusion markets, serving more than 1 million patients annually.

Financial Market Strength

Income Statement	
Revenue (ttm):	1.49B
Revenue Per Share (ttm):	30.432
Gross Profit (ttm):	1.04B
EBITDA (ttm):	308.77M
Net Income Avl to Common (ttm):	74.71M
Diluted EPS (ttm):	1.50
Qtrly Earnings Growth (yoy):	-35.50%

Balance Sheet

Total Cash (mrq):	12.44M
Total Cash Per Share (mrq):	0.251
Total Debt (mrq):	512.47M
Total Debt/Equity (mrq):	1.065
Current Ratio (mrq):	2.144
Book Value Per Share (mrq):	9.71

LinCare Holdings (LNCR)

Lincare Holdings Inc., together with its subsidiaries, is one of the nation's largest providers of oxygen and other respiratory therapy services to patients in the home. Lincare's customers typically suffer from chronic obstructive pulmonary disease ("COPD"), such as emphysema, chronic bronchitis or asthma, and require supplemental oxygen or other respiratory therapy services in order to alleviate the symptoms and discomfort of respiratory dysfunction. Lincare currently serves over 530,000 customers in 47 states through 804 operating centers. Lincare Holdings Inc. is a Delaware corporation.

Financial Market Strength:

Income Statement

Revenue (ttm):	1.26B
Revenue Per Share (ttm):	12.671
Qtrly Revenue Growth (yoy):	-0.60%
Gross Profit (ttm):	1.08B
EBITDA (ttm):	473.88M
Net Income Avl to Common (ttm):	231.31M
Diluted EPS (ttm):	2.20
Qtrly Earnings Growth (yoy):	-23.50%

Balance Sheet

Total Cash (mrq):	105.68M
Total Cash Per Share (mrq):	1.087
Total Debt (mrq):	293.57M
Total Debt/Equity (mrq):	0.25
Current Ratio (mrq):	2.429
Book Value Per Share (mrq):	11.949

Rotech Healthcare (ROHI)

For years, Rotech has been a national leader in providing home medical equipment, respiratory equipment and services, and respiratory (nebulizer) medications for home use. More than 4,500 employees of Rotech's network of hometown companies contribute to delivering service and patient care through more than approximately 500 locations in 48 states across the country.

Financial Market Strength

Income Statement	
Revenue (ttm):	532.95M
Revenue Per Share (ttm):	21.031
Qtrly Revenue Growth (yoy):	7.80%
Gross Profit (ttm):	403.38M
EBITDA (ttm):	119.52M
Net Income Avl to Common (ttm):	9.72M
Diluted EPS (ttm):	0.38
Qtrly Earnings Growth (yoy):	-38.80%
Balance Sheet	
Total Cash (mrq):	37.29M
Total Cash Per Share (mrq):	1.467
Total Debt (mrq):	329.68M
Total Debt/Equity (mrq):	0.579
Current Ratio (mrq):	1.764
Book Value Per Share (mrq):	22.225

<u>How We Will Compete</u>—Typically, national competitors will have a separate branch in any market we attempt to penetrate. In addition, there are approximate 4-5 local competitors as well in each market. In typical cases, a "market" can be defined as a county.

We believe that the principal competitive factors in our industry include the ability to identify and respond to customer needs, the quality and breadth of product offerings, and expertise with respect to the Medicare reimbursement process. We will effectively compete by establishing credible trusting relationships with our referral sources, by utilizing the 75 years of combined experience from our founding members and providing quality patient care, focusing particular attention on customers receiving their equipment in a timely manner; giving them thorough training on the operation of the equipment, and assuring them that they have 24 hour access to key players in our organization.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

There are no real ongoing contracts in the DME industry, in our experience, because this business is based on professional relationships and referrals from healthcare providers. There is a fluctuating need for the equipment we provide. Therefore, we currently build personal relationships with various referral sources such as social workers, case managers, doctors, nurses, nursing homes, and other health care providers who typically make the equipment arrangements for the patient. By marketing to those that carry the most active caseload within a strategic geographic area, we plan to gain referrals and increase our brand recognition. We will also build brand recognition through local advertising, as needed. We have no major existing sales contracts with any one source or client.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 12 / 31 /05 $0
(a recent date)

As of 12 / 31 /04 $0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

There is no variation in the number of backlog orders. There are no backlog orders per se in this industry. Durable medical equipment is usually requested and delivered the same day—thus the need for a DME company to have an office within roughly a 2-hour radius in order to service clients and patients. Therefore, orders do not get backlogged. If one DME provider cannot provide same-day service, clients and patients will typically get the equipment from another provider that same day. Typical orders are usually single units of some particular medical device—our business is based on an individual service for individual patients' needs.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have three employees. One of our employees is our CEO; another handles operations, and the third employee handles all administrative duties. We anticipate hiring at least two more employees within the next 12 months. All employees except equipment technicians will be salaried employees. Equipment technicians will be salaried or hourly, based on experience. No benefit or incentive programs exist at this time. No employees are on strike or have been in the past three years, or are threatening to strike at this time.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

All business related functions are coordinated through our facility in Inman, S.C. Our current location consists of 8000 total square feet—4000 sq ft. of office space and 4000 sq. ft. of warehouse space.

Adaptive Medical Upstate, Inc., another company owned by Greg Tucker, currently owns our Inman facility. Adaptive Medical and Southern Home currently operate out of the facility; therefore, no rent is charged to Southern Home Medical Equipment, Inc. Currently two businesses operate out of this space and only 60% of the facility is being used. It is more than adequate for our current needs.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

None of our operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information. No significant license agreements exist. No money was expended on research and development during the last fiscal year and now amount is expected to be spent this year.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Most of our patient clients are covered by Medicare and/or Medicaid. Our profits could also be affected by the imposition of more stringent regulatory requirements for Medicare reimbursement. Any failure to comply with required Medicare reimbursement procedures could result in delays or loss of reimbursement and other sanctions, including fines and loss of Medicare provider status.

Medicare requires that a physician fill out the proper paperwork—this paperwork is the physician's responsibility. All DME providers must have a Medicare provider number. The only way to get a Medicare provider number is to be approved by Medicare. If the physician determines DME is necessary, then Medicare will reimburse according to the price list attached as Exhibit 24, which is exactly the same as the Medicare reimbursement guidelines.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

There are no subsidiaries of this Company.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

- January 13, 2005 the Company was formed and incorporated by Greg Tucker. Bernard Ross and Alan Richey added to Board of Directors. Operations began in Inman, SC.
- March 17, 2005: stock was issued at the initial organizational meeting.
- September 9, 2005: Customer base from Adaptive Medical Upstate, Inc. was transferred to Southern Home Medical Equipment, Inc., pursuant to paragraph 1.02(a) of the Asset Purchase Agreement executed between Adaptive Medical and Southern Home.
- September 30, 2005: Remaining assets of the nursing home division of Adaptive Medical Upstate, Inc. are acquired by Southern Home Medical Equipment, Inc. pursuant to Asset Purchase Agreement.

No anticipated or pending mergers, acquisitions, spin-offs or recapitalizations have occurred. No stock splits or stock dividends have occurred.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months after Proceeds when should be Completed
1) Acquire assets for nursing home division	Agreement with Adaptive Medical Upstate, Inc. on September 30, 2005.	Already completed
2) Find new DME accounts	Network and speak with doctor's offices, nursing homes, and hospitals. Make appointments and set up cold calls within a 2-hour radius of target market.	Within 1-3 months
3) Identify markets for new DME companies	Talk to doctor's offices, nursing homes, and hospitals, to find what providers are good referral sources in target area.	Within 1-3 months
4) Test the waters	Send an existing employee to new market a new territory within a 2-hour radius of the home office. Costs are minimal (travel, business cards, and transferable phone number).	Within 3-4 months
5) Establish a temporary office	If the new market yields some new referrals, then we rent a small space month-to-month for 1-3 months.	Within 6-8 months
6) Establish a fixed office	-Once revenues reach $5,000 per month for that office, we set up a fixed office and continue to network and build clientele.	Within 8-12 months
7) Repeat steps 2-6 in a new market area.		

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The above milestone chart is a representation of our expansion plan. Each new market area requires about $10,000 to reach the milestones set forth in the chart above. One delay we have planned for (though we do not expect it to happen) is that our target markets in which we test the waters may not generate the referral flow we need in the first 3-6 months. We could also be delayed in sending out an employee to start testing the waters in the target market. The target market may not continue to be as successful as it was the first three months, so we could possibly lose money and time if we set up a permanent office there. All these delays could have an effect on our liquidity.

The main potential delay we might expect is that we could possibly experience a delay in receiving approval for a new Medicare provider number in stages 5 and 6 of the chart, above. This Medicare approval number is required for each entity that bills for Medicare reimbursement. However, even if we do not get Medicare approval of our new provider number within 1-2 months, we still have the ability to bill for existing and new clients from our Inman office. The main drawback to servicing clients out of the

Inman office is that the 2-hour radius for delivery of DME supplies also remains limited to our Inman office. As we are able to expand to new locations, the 2-hour radius in which we can serve clients also expands.

If we do not reach the milestones set forth above, or are delayed in reaching such milestones, our expansion will be limited, but we expect that our liquidity will approach acceptable levels next year, because most of our operating losses this year came from one-time startup expenses rather than ongoing expenses, and we now have the main core of $200,000 + worth of assets that we can continue to use to generate revenue.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $(27,242)__________ $0.003__________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Company had no profits.

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $(17,242)__________ $0.002__________ per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The net tangible book value per share is substantially less than this offering price because we have added more than $200,000 in assets since March 31, 2005, which was the end of our last fiscal year. Since the end of our last fiscal year, we have begun generating revenues of over $20,000 per month since September 2005, and the one-time startup expenses we have incurred in our first year of operations will likely not continue in subsequent years. Moreover, we plan to add increased value to the Company with the equipment and other assets we acquire with proceeds from this offering, which we anticipate will improve the book value of our shares.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

10,000,000 shares were issued on March 17, 2005. Nine people were issued stock for services rendered. Of those 9 people, three are directors of the company, two are employees of the company, two are vendors of the company and two are financial consultants for the company. The 10,000,000 shares were issued for par value of $.001 per share. None of the shares issued were sold for cash.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 33 %
If the minimum is sold: 0 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

*If the maximum is sold:
$15,000,000
*If the minimum is sold:
$10,000,000

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ______________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $______.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$ 0.00	$ 5,000,000
Less: Offering Expenses		
Commissions & Finders Fees		
Legal & Accounting		150,000
Copying & Advertising		50,000
Other (Specify):		
Net Proceeds from Offering	$ 0.00	4,800,000
Use of Net Proceeds		

Building Leases		480,000
Equipment	$	$ 2,160,000
Equipment Leases		720,000
Salaried Labor		480,000
Hourly Labor	$	$ 384,000
Utilities		120,000
Working Capital		456,000
Total Use of Net Proceeds	$0.00	4,800,000
	$ 0.00	$ 5,000,000
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The priority is as follows 1. Equipment 2. Hourly Labor 3. Salaried Labor 4. Working Capital 5. Equipment Leases 6. Building Leases 7. Utilities.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No material part of the proceeds will be used to discharge indebtedness, other than repaying a shareholder loan in the amount of $23,900 out of working capital.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

We have a shareholder loan of $23,900, which will be reimbursed out of working capital.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

As of December 31, 2005 the Company has suffered recurring losses from operations since inception. In addition, the Company has yet to generate an internal cash flow from its business operations. Our Independent Auditor's Report states that these factors raise substantial doubt as to the ability of the Company to continue as a going concern.

Management's plans with regard to these matters encompass the following actions: 1) increase marketing efforts to new customers and referral sources; 2) increase revenues to at least $30,000 per month by the end of 2006 (which is not unrealistic, given the fact we have been able to raise revenues to over $20,000 per month within 8 months of organization); and 3) bring in more patients from our referral sources. In addition to these operational improvements, we plan to use whatever funding we obtain from this offering to alleviate our working capital deficiency, and expand to new locations outside our current 2-hour radius in order to generate additional sales and revenue.

On a positive note, we are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement that requires us to make payments. No significant amount of the Company's trade payables have not been paid. We are not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Funds from this offering will be sufficient to satisfy our cash requirements for the next 12 months. No additional funds will be necessary.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of: 3/31/05	As Adjusted Minimum	Maximum
Short-term debt (average interest rate ___%)	$18000	$18000	$18,000
Long-term debt (average interest rate ___%)	$0	$0	$18,000
Total debt	$18000	$18000	$18,000
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
______	$ -	$	$ -
______	$	$	$
______	$	$	$
Common stock — par or stated value	$10,000	$10,000	$5,000,000
Additional paid in capital	$ -	$ -	$
Retained earnings (deficit)	$ -	$ -	$
Total stockholders equity (deficit)	$(27242)	$ (27242)	$5,000,000
Total Capitalization	$(17,242)	$ (17242)	$5,000,000
______	$ 758	$ 758	$4,982,000

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
10,000,000	$.001	$
		$
		$

Number of common shares authorized: 65,000,000 shares. Par or stated value per share, if any: $.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:

[ ] Other:

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify):

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /___ /____
Date when conversion expires: ____ /___ /____

17. (a) If securities are notes or other types of debt securities:

These securities are not notes or other types of debt.

(1) What is the interest rate?_______%
If interest rate is variable or multiple rates, describe:

(2) What is the maturity date?____ /___ /___
If serial maturity dates, describe:

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe:

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices:

____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe:

____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $__________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $__________

How much indebtedness is junior (subordinated) to the securities? $ __________

(c) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

These securities are not notes or other types of debt.

		Last FiscalYear		
		Actual	**Pro Forma**	
			Minimum	**Maximum**
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

These securities are not Preference or Preferred stock.

Are unpaid dividends cumulative? [ ] Yes [ ]
No Are securities callable? [ ] Yes [ ]
No Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

There are no restrictions on dividends under loan or other financing arrangements.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $(30,222)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

We are not using selling agents in this offering.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

We are not using selling agents or finders in this offering.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

We are not using selling agents or finders in this offering.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Greg Tucker
Address:	32 S Howard St
	Inman, SC 29349
Telephone No.:	(864)357-3188

26. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This offering is not limited to a special group or is it limited to a certain number of individuals.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

We do not have an escrow agent or an escrow period.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

We are not using an escrow agent.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[X] No

We do not have an escrow period.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares are restricted under Rule 144. Those restrictions will terminate under the provisions of Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

We have not within the last five years paid dividends, made distributions upon our stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer President & Secretary

Name: Greg Tucker Age: 42

Office Street Address: 32 S Howard St Inman SC 29349 Telephone No.: (864) 357-3188

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Tucker has been in the DME industry for 11 years, starting in 1994. He began his professional career in 1981 with Spartan Food Systems, Inc. (one of the largest restaurant franchisees in the U.S.), where he spent 16 years in the franchise restaurant industry in the following capacities: 1981: Quincy's Restaurant Manager; 1983-1985: Chief Training Instructor for New Restaurant Openings; 1986-1988: District Supervisor for Pride's Restaurants; 1989-1991: District Leader for Hardees Restaurants in the Southeast District; 1991-1994: Operations Coordinator for 450 Hardees locations; 1994-1995: Coordinator for the company's New Product Rollout Team. He began Adaptive Medical Upstate, Inc., a Durable Medical Equipment company, in 1994 as a start up (while still at Spartan Foods). The Startrup with the assistance and guidance of one our founding members, Alan Richey, who will serve as a member of the board of Southern Home Medical Equipment, Inc. Mr. Tucker has worked as President of Adaptive Medical Upstate, Inc. from 1994 to the present.

Education (degrees, schools, and dates): Wando High School 1981

Also a Director of the Company [X] Yes [] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer: Title: Chief Operating Officer

Name: Bernard Ross Age: 47

Office Street Address: Telephone No.:(864) 357-3188

32 S Howard St Inman SC 29349

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Ross began his career in the medical industry at Georgia Baptist Medical Center in Atlanta, Georgia as an administrator of Orthopedics, Rehab, & Neuro Sciences from 1976-1989. Mr. Ross then worked for ReLife Rehabilitation as the Vice President of Corporate Development from 1991-1994 and had the responsibility of acquisitions and development of rehabilitation clinics and programs. Mr. Ross also worked for Thera TX in Atlanta, GA as Senior Director of Respiratory Care Services from 1995-1998 and with Beverly Enterprises in Fort Smith, AR as Group Vice President for Contract Services from 1998-2001. Mr. Ross currently is President and Co-owner of Laurel Baye Allied Health Resources, LLC, a multi-purpose provider of medical equipment and has served in that capacity since 2001.

Education (degrees, schools, and dates): Saint Pius X Atlanta, GA 1974

BS Allied Health Sciences Georgia State University 1979

MBA Georgia State University 1989

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Part Time (approx. 10 hrs/wk.)

31. Chief Financial Officer: Title: Treasurer

Name: Greg Tucker Age: 42

Office Street Address: Telephone No.: (864)357-3188

32 S Howard St Inman SC 29349

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Tucker has been in the DME industry for 11 years, starting in 1994. He began his professional career in 1981 with Spartan Food Systems, Inc. (one of the largest restaurant franchisees in the U.S.), where he spent 16 years in the franchise restaurant industry in the following capacities: 1981: Quincy's Restaurant Manager; 1983-1985: Chief Training Instructor for New Restaurant Openings; 1986-1988: District Supervisor for Pride's Restaurants; 1989-1991: District Leader for Hardees Restaurants in the Southeast District; 1991-1994: Operations Coordinator for 450 Hardees locations; 1994-1995: Coordinator for the company's New Product Rollout Team. He began Adaptive Medical Upstate, Inc., a Durable Medical Equipment company, in 1994 as a start up (while still at Spartan Foods). The Startrup with the assistance and guidance of one our founding members, Alan Richey, who will serve as a member of the board of Southern Home Medical Equipment, Inc. Mr. Tucker has worked as President of Adaptive Medical Upstate, Inc. from 1994 to the present.

Education (degrees, schools, and dates): Wando High School 1981

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

32. Other Key Personnel:

(A) Name: Ed Vick Age: 68

Title: Advisory Board Member

Office Street Address: Telephone No.: (864) 357-3188

32 S Howard St. Inman, SC 29349

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Ed Vick started and ran his own company East Tennessee Breathing in Kingsport, TN from 1976-1984. In 1989 he started and ran Atlantic Sales & Repair which is a medical equipment repair and rental business in Surfside Beach, SC. He has served as President of Atlantic Sales & Repair since 1989.

Education (degrees, schools, and dates): Lancaster High School 1953

Spartanburg Junior College 1955

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: Part Time (approx. 10 hrs/wk)

DIRECTORS OF THE COMPANY

33. Number of Directors: 3 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Alan Richey Age: 42

Title: Board Member

Office Street Address: 32 S Howard St Inman, SC 29349 Telephone No.: (864) 357-3188

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Richey began his career in the DME industry in 1985. In 1989, he started his own company in Charleston, S.C. Adaptive Medical, Inc. and served as President & sole owner of the Company until 1995. He sold his company to a publicly traded company Rotech in 1995 and worked for them as an Area Manager from 1996-1998. In 1999, along with two partners, he opened his own company Patients First Medical, Inc. Mr. Richey has served as President of Patients First Medical, Inc. since 1999.

Education (degrees, schools, and dates): Wando High School 1981

(B) Name: ________ Age: ________

Title: ________

Office Street Address: Telephone No.: ( ) ________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: ______________________________ Age: ____________

Title: ______________________________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] No

All three of the directors listed above are currently operating Durable Medical Equipment companies. Greg Tucker is President of Adaptive Medical Upstate Inc. Bernard Ross is President of Laurel Baye Allied Resources, LLC. Alan Richey is President of Patients First Medical Equipment, LLC.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in th same business or industry as the Company or in a related business or industry, describe whatprecautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

There is no proprietary information, and we have no trade secrets. Even customer lists are not proprietary, because customers are publicly known health care providers such as doctors and nurses, and our revenues are generally based on service, geographical proximity, and personal relationships rather than secret information. Pricing is set by the Medicare reimbursement guidelines.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

We are currently conducting operations, generating revenue of over $20,000 per month, and are not in the development stage.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

All of our key personnel are employees of the Company.

(d) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

We do not have any key man life insurance policies on any of our Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

No petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such person was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Greg Tucker		6,678,000	67%	6,678,000	44.52%
Bernard Ross		1,000,000	10.00%	1,000,000	6.67%

Office Street Address:
32 S Howard St.
Inman, SC 29349

Telephone No. (864) 357-3188

Principal occupation: ______

38. Number of shares beneficially owned by Officers and Directors as a group: Before offering: 8,177,000 shares (81.77% of total outstanding)
After offering: a) Assuming minimum securities sold: 8,177,000 shares (81.77 % of total outstanding)
b) Assuming maximum securities sold: 8,177,000 shares (54.51 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

We have not made any loans to or are doing business with any of Officers, Directors, key personnel or 10% stockholders, or any of our relatives within the last two years or proposes to do so within the future.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of our Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year: N/A

	Cash	Other
Chief Executive Officer	$0	$0
Chief Operating Officer	$0	$0
Chief Accounting Officer N/A		
Key Personnel:		
Others:N/A		
Total:	$0	$0
Directors as a group (number of persons_3_)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Greg Tucker will be paid a salary of $100,000. Bernard Ross will be paid a salary of $50,000. Alan Richey will be paid a salary of $50,000. No unpaid remuneration from prior years will be accrued or paid. If we only raise 25%, 50%, 75% of proceeds salaries will be pro-rated accordingly. Management has agreed to take these reduced pro-rated salaries.

(c) If any employment agreements exist or are contemplated, describe:

No employment agreements exist or are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ___0_______ shares (__0_____ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ___0___ shares.

(d) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Greg Tucker owns a majority of stock and the company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

We have no past, pending or threatened litigation or administrative action which has had or may have a material effect upon our Company's business, financial condition, or operations.

FEDERAL TAX ASPECTS

43. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering,indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

We do not anticipate that any significant tax benefits will be available to investors in this offering.

Name of Tax Advisor: ______________________________ Address: ______________________________

____ Telephone No. ( )____-__________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

There are no other material factors, either adverse or favorable, that will or could affect the Company or its business or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

AUDITED FINANCIAL STATEMENTS

SOUTHERN HOME MEDICAL EQUIPMENT, INC.

March 31, 2005

TRACI J. ANDERSON

Certified Public Accountant

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors:
SOUTHERN HOME MEDICAL EQUIPMENT, INC.

I have audited the balance sheet of Southern Home Medical Equipment, Inc. as of March 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Home Medical Equipment, Inc. as of March 31, 2005, and the results of its operations and its cash flows for the period ended March 31, 2005 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses, has negative working capital, and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Traci J. Anderson, CPA

Huntersville, North Carolina

April 18, 2005

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
BALANCE SHEET
AS OF MARCH 31, 2005

ASSETS	
CURRENT ASSETS:	
Cash	$ 758
TOTAL CURRENT ASSETS	758
TOTAL ASSETS	$ 758
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$18,000
TOTAL CURRENT LIABILITIES	18,000
STOCKHOLDERS' EQUITY	
Preferred stock ($.001 par value, 10,000,000 shares authorized; no shares issued and outstanding)	-
Common stock ($.001 par value, 65,000,000 shares authorized; 10,000,000 shares issued and outstanding)	10,000
Additional paid in capital	-
Retained deficit	(27,242)
TOTAL STOCKHOLDERS' EQUITY	(17,242)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 758

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH MARCH 31, 2005

REVENUES:		
Sales	$	802
Total Revenue		802
EXPENSES:		
General and administrative		28,044
Total Expenses		28,044
Loss from operations	$	(27,242)
Provision for income taxes		-
NET LOSS	$	(27,242)

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(27,242)
Adjustments to reconcile net loss to net cash provided by operations:		
Non-cash issuance of common stock at par value to founders		10,000
Increase in operating liabilities:		
Increase in accounts payable		18,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		758
NET INCREASE IN CASH AND CASH EQUIVALENTS		758
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		439
END OF THE PERIOD	$	1,197

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH MARCH 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Deficit
Balances at inception (January 13, 2005)	-	$ -	$ -	$ -
Issuance of common stock to founders	10,000,000	10,000	-	-
Net (loss) for the period	-	-	-	(27,242)
Balances, March 31, 2005	10,000,000	$ 10,000	$ -	$ (27,242)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Southern Home Medical Equipment, Inc. (the "Company") provides medical equipment for in-

home patients and nursing homes. The Company was incorporated in the State of Nevada on January 13, 2005.

Basis of Presentation

The financial statements include the accounts of Southern Medical Equipment, Inc. under the accrual basis of accounting.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Deferred Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *"Accounting for Income Taxes."* A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carry forwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Financial Instruments

The Company's financial instruments are cash and accounts payable. The recorded values of cash and payables approximate their fair values based on their short-term nature.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, *"Reporting Comprehensive Income"*, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the period covered in the financial statements.

Loss Per Share - The Company reports loss per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

Recent Accounting Pronouncements - In April of 2002, Statement of Financial Accounting Standards ("SFAS") No. 145 was issued which rescinded SFAS Statements No. 4, 44 and 64, amended No. 13 and contained technical corrections. As a result of SFAS No. 145, gains and losses from extinguishments of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of an entity's recurring operations. The Company does not expect SFAS No. 145 to have a material effect on its financial condition or cash flows. The Company adopted SFAS 145 on January 1, 2004.

In July 2002, the FASB issued SFAS 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring charges. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect SFAS 146 to have an impact its financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Cont.) - In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees or Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to SFAS No. 123" ("SFAS No. 148"), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 for the quarters ending after December 15, 2002.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. The entity that consolidates the variable interest entity is the primary beneficiary of the entity's activities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after June 15,2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The Company plans to adopt this Interpretation in the first quarter of its fiscal year.

In January 2003, the EITF released Issue No. 00-21, ("EITF 00-21"), "Revenue Arrangements with Multiple Deliveries", which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard will not have an impact on the Company's financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Cont.) - In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact the Company's financial statements.

NOTE 2 INCOME TAXES

At March 31, 2005 the Company had federal net operating loss carry forwards of approximately $27,242 that expire in the year 2020.

Due to operating losses, there is no provision for current federal income taxes for the period ended March 31, 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company's deferred tax asset at March 31, 2005 consists of net operating loss carry forwards calculated using federal and state effective tax rates equating to approximately $9,300 less a valuation allowance in the amount of approximately $9,300. Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $9,300 for the period ended March 31, 2005.

The Company's total deferred tax asset as of March 31, 2005 is as follows:

Net operating loss carry forwards	$ 9,300
Valuation allowance	(9,300)
Net deferred tax asset	$ --

NOTE 2 INCOME TAXES (CONT.)

The reconciliation of income taxes computed at the federal and state statutory income tax rate to total income taxes for the period ended March 31, 2005 is as follows:

Income tax computed at the federal statutory rate	34%
Valuation allowance	(34%)
Total deferred tax asset	0%

NOTE 3 CAPITAL STOCK

The Company is authorized to issue 65,000,000 shares of Common Stock at $.001 par value per share and 10,000,000 shares of Preferred Stock at $.001 par value.

The Company issued 10,000,000 shares of Common Stock to its founders at or near inception.

NOTE 4 LOSS PER SHARE

Loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Basic and diluted loss per share was the same for the period ended March 31, 2005.

NOTE 5 SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the period from inception (January 31, 2005) through March 31, 2005 are summarized as follows:

Cash paid during the period for interest and income taxes:

Income Taxes	$ --
Interest	$ --

NOTE 6 GOING CONCERN AND UNCERTAINTY

The Company has suffered recurring losses from operations since inception. In addition, the Company has yet to generate an internal cash flow from its business operations. These factors raise substantial doubt as to the ability of the Company to continue as a going concern.

Management's plans with regard to these matters encompass the following actions: 1) obtain funding from new investors to alleviate the Company's working deficiency, and 2) implement the plan to generate sales. The Company's continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations. However, the outcome of management's plans cannot be ascertained with any degree of certainty. The accompanying financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company has an accounts payable outstanding with the Company's President and majority shareholder in the amount of $15,000 at March 31, 2005.

NOTE 8 SUBSEQUENT EVENTS

Subsequent to year-end, the Company commenced a Regulation A offering process with the Securities and Exchange Commission and Pennsylvania Securities Commission to become a publicly traded company with the intent of trading on the pink sheets.

UNAUDITED INTERIM FINANCIAL STATEMENTS

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:	
Cash	$ 641
Accounts receivable	5,544
TOTAL CURRENT ASSETS	6,185
FIXED ASSETS:	
Medical equipment	234,771
Accumulated depreciation	(24,278)
NET FIXED ASSETS	210,493
TOTAL ASSETS	$ 216,678

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES	
Accounts payable	$ 460
Current portion of notes payable to related party	111,115
Stockholder loans payable	23,900
TOTAL CURRENT LIABILITIES	135,475
LONG TERM DEBT	
Notes payable to related party	111,425
STOCKHOLDERS' DEFICIT	
Preferred stock ($.001 par value, 10,000,000 shares authorized; no shares issued and outstanding)	-
Common stock ($.001 par value, 65,000,000 shares authorized; 10,000,000 shares issued and outstanding)	10,000
Additional paid in capital	-
Retained deficit	(40,222)
TOTAL STOCKHOLDERS' DEFICIT	(30,222)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 216,678

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH DECEMBER 31, 2005

REVENUES:		
Sales	$	87,973
Total Revenue		87,973
EXPENSES:		
General and administrative		128,195
Total Expenses		128,195
Loss from operations	$	(40,222)
Provision for income taxes		-
NET LOSS	$	(40,222)

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH DECEMBER 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Deficit
Balances at inception (January 13, 2005)	-	$ -	$ -	$ -
Issuance of common stock to founders	10,000,000	10,000	-	-
Net (loss) for the period	-	-	-	(40,222)
Balances, December 31, 2005	10,000,000	$ 10,000	$ -	$ (40,222)

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(40,222)
Adjustments to reconcile net loss to net cash used in operations:		
Non-cash issuance of common stock at par value to founders		10,000
Depreciation		24,278
Increase in operating assets:		
Increase in accounts receivable		(5,544)
Increase in operating liabilities:		
Increase in accounts payable		460
NET CASH USED IN OPERATING ACTIVITIES		(11,028)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment		(12,231)
NET CASH USED IN INVESTING ACTIVITIES		(12,231)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from stockholder loans payable		23,900
NET CASH PROVIDED BY FINANCING ACTIVITIES		23,900
NET INCREASE IN CASH AND CASH EQUIVALENTS		641
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		-
END OF THE PERIOD	$	641
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Purchase of equipment with incurrence of notes payable to related party	$	222,540

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    We are addressing our losses from operations by undertaking this offering. We have also been researching and using our contacts in the industry to address new target markets which is explained in further detail in our milestone chart.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    None

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____ %. What is the anticipated gross margin for next year of operations? Approximately __25__ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

    No specific category represents more than 25% of sales.

50. Foreign sales as a percent of total sales for last fiscal year: __0__ %. Domestic government sales as a percent of total domestic sales for last fiscal year: _0____ %. Explain the nature of these sales, including any anticipated changes:

    No changes are anticipated.

PART III —
EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter

pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to

(i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights,

furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)

By ______________________________

Date __/__/__

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

Exhibits Index

Exhibit Number	Exhibit Description
3.1	Articles of Incorporation (Charter)
3.3	Bylaws
4	Form of Stock Certificate
5	Legal Opinion
10.2	Consultant Agreement with Greentree Financial Group, Inc
23.1	Consent of Bruce Pritchett L.C. (included in Exhibit 5)
23.2	Consent of Traci J. Anderson, CPA
24	Southern Home Medical Equipment, Inc. Pricing List
25	"Home Care" July 2004 Article
26	Agreement between Southern Home Medical Equipment, Inc. and Adaptive Medical Upstate, Inc.
27	Updated Unaudited Interim Financial Statements

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inman, State of South Carolina, on December 29 , 2005 .

(Issuer) Southern Home Medical Equipment, Inc.

By (Signature and Title) ______________________

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ______________________

(Title) Greg Tucker, President, Chief Executive Officer, Chief Financial Officer, Director

(Date) 12/29/05

(Signature) ______________________ 12/29/05

(Title) Bernard Ross, Chief Operating Officer, Director

(Date) 12/29/05

(Signature) ______________________

(Title) Alan Richey, Director

(Date) 12/29/05

EXHIBIT 5

Bruce M. Pritchett, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
Phone: (801) 363-1288
Fax: (801) 531-1929

January 10, 2006

Board of Directors
Southern Home Medical Equipment, Inc.
32 S. Howard Street
Inman, SC 29349

Re: Offering by Southern Home Medical Equipment, Inc., a Nevada corporation, of 5,000,000 common shares

Dear Sir or Madam:

You have requested my opinion for Southern Home Medical Equipment, Inc., a Nevada corporation ("Company") in conjunction with its aggregate offering of 5,000,000 common shares ("Shares") in the Company pursuant to the Form 1-A filed on or about September 13, 2005 ("Offering Statement").

In rendering the opinions hereinafter expressed, I have examined the Offering Statement, the Company's Articles of Incorporation and Bylaws, each as amended to date, and such other documents, records, certificates, memoranda and other instruments as I have deemed necessary as a basis for this opinion. I have also obtained from officers and agents of the Company and from public officials, and have relied upon, such certificates, representations and assurances as I have deemed necessary and appropriate for purposes of this opinion.

Without limiting the generality of the foregoing, in my examination, I have assumed without independent verification all documents submitted to me as originals are authentic, the signatures on all documents that I examined are genuine, and all documents submitted to me as certified, conformed, photostatic or facsimile copies conform to the original document, and all corporate records made available to me by the Company and all public records reviewed are accurate and complete.

The opinions set forth herein are expressly limited to the effect of the general corporate laws of the State of Nevada as in effect as of the date hereof and I do not purport to be expert on, or to express any opinion herein concerning, or to assume any responsibility as to the applicability to or the effect on any of the matters covered herein of, any other laws, including any federal securities law, or any state securities or "blue sky" laws or regulations.

On the basis of the foregoing, and in reliance thereon, and having regard to legal considerations and other information that I deem relevant, I am of the opinion that the Shares, when and to the extent issued and sold in accordance with the Offering Statement, will be validly issued, fully paid and non-assessable.

I hereby consent to the use of this opinion as Exhibit 5 to the Offering Statement and to the use of my name under the caption "Legal Matters" in the prospectus included in the Offering Statement. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Very truly yours,

Bruce M. Pritchett, LC

EXHIBIT 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation of our report dated April 18, 2005 relating to the financial statements of Southern Home Medical Equipment, Inc. in the Regulation A Offering Statement Under the Securities Act of 1933 on Form 1-A amendment No. 1 dated December 29, 2005, and Prospectus, and to the reference to our firm as 'Experts in Accounting'.

Traci J. Anderson
Huntersville, North Carolina
December 29, 2005

Exhibit 24

Southern Home Medical Equipment, Inc.

Pricing List

Exhibit 24

..ocedure	Description	Units	Charge	Medicare	20% Copay	Medicaid
A4253	GLUCOSE STRIPS PER 50	EA	42.37	0.00	0.00	37.61
A4258	LANCET DEVICE	EA	19.86	0.00	0.00	18.05
A4259	LANCETS PER 100	EA	13.40	0.00	0.00	12.43
A4351	INTERMITTENT CATHETERS EA	EA	2.00	0.00	0.00	1.81
A4357	BEDSIDE DRAINAGE BAG EA	EA	11.64	0.00	0.00	9.70
A4409	OSTOMY SKIN BARRIER W FLNG	EA	7.64	6.22	1.24	6.22
A4414	OST SKIN BARRIER W FLNG EACH	EA	5.42	4.93	0.99	4.93
A4432	OSTOMY PCH URINARY 2 PC EA	EA	4.31	3.59	0.72	3.59
A5063	OST PCH DRAINABLE 2PC EACH	EA	2.97	2.70	0.54	2.70
A7003NU	ADMINISTRATION SET FOR NEB EA	EA	2.99	0.00	0.00	2.72
A7005NU	NONDISP NEB ADMIN SET	EA	28.83	0.00	0.00	26.21
A7030NU	FULL FACE MASK FOR CPAP DEVICE	EA	207.50	0.00	0.00	150.91
A7033NU	REPLACEMENT NASAL PILLOWS PAIR	EA	31.25	0.00	0.00	28.41
A7034NU	NASAL INTERFACE CPAP MASK	EA	129.40	0.00	0.00	117.64
A7035NU	HEADGEARA FOR CPAP DEVICE	EA	40.07	0.00	0.00	36.43
A7036NU	CHINSTRAP FOR CPAP DEVICE	EA	17.14	0.00	0.00	15.58
A7037NU	TUBING USED W CPAP DEVICE	EA	44.28	0.00	0.00	40.25
A7038NU	DISPOSABLE FILTER USED W CPAP	EA	5.93	0.00	0.00	5.39
A7039NU	NONDISPOSABLE CPAP FILTER	EA	14.33	0.00	0.00	13.03
A7046NU	WATER CHAMBER FOR HUMIDIFIER	EA	21.46	0.00	0.00	19.51
A9270GY	BASKET FOR WALKER	EA	35.00	0.00	0.00	0.00
B4034	ENTERAL SYRINGE KIT MEDICARE	EA	6.36	5.97	1.19	0.00
B4035	ENTERAL PUMP SET	EA	12.12	11.38	2.28	0.00
B4036	GRAVITY FEEDING KIT	EA	8.31	7.80	1.56	0.00
B4150	CATEGORY I NUTRITION	EA	0.69	0.65	0.13	0.00
B4152	CATEGORY II NUTRITION	EA	0.58	0.55	0.11	0.00
B4153	ENTERAL NUTRITION CAT III	EA	2.05	1.86	0.37	1.62
B4154	CATEGORY IV ENTERAL NUTRITION	EA	1.27	1.19	0.24	0.00
B9002RR	ENTERAL PUMP W ALARM	EA	123.39	115.87	23.17	106.32
E0100NU	CANE STRAIGHT WITH TIP	EA	21.85	19.86	3.97	16.10
E0105NU	QUAD CANE	EA	54.02	49.11	9.82	39.82
E0135NU	FOLDING PICKUP WALKER	EA	82.94	75.40	15.08	67.86
E0143NU	WHEELED WALKER WO SEAT	EA	116.18	105.62	21.12	85.63
E0149NU	HEAVY DUTY WHEELED WALKER	EA	245.52	223.20	44.64	200.88
E0154NU	PLATFORM ATTCHMNT FOR WALKER	EA	77.56	70.51	14.10	63.46
E0155NU	WHEEL ATTACHMENT FOR WALKER PR	EA	35.00	29.17	5.83	23.65
E0156NU	SEAT ATTCHMNT FOR WALKER	EA	28.86	26.24	5.25	0.00
E0163NU	BEDSIDE COMMODE	EA	121.32	110.29	22.06	89.42

Please note: The Medicare allowable is determined by the state in which the patient resides and the date of service. Medicare allowables on this list come from the CMS fee schedule which does not include all procedures - most notably drugs.

Procedure	Description	Units	Charge	Medicare	20% Copay	Medicaid
E0165RR	DROP ARM COMMODE	EA	20.44	18.58	3.72	15.06
E0168NU	EX WIDE AND/OR HVY DTY COMMODE	EA	166.01	150.92	30.18	122.66
E0185NU	GEL PRESSURE PAD FOR MATTRESS	EA	299.07	271.88	54.38	244.69
E0244NU	RAISED TOILET SEAT	EA	25.00	0.00	0.00	25.00
E0245NU	TUB STOOL OR BENCH	EA	75.00	0.00	0.00	75.00
E0246NU	TUB TRANSFER BENCH	EA	75.00	0.00	0.00	75.00
E0260RR	SEMI ELECTRIC HOSP BED	EA	157.01	140.46	28.09	115.72
E0261RR	SEMI ELECTRIC HOSP BED WO MATT	EA	128.04	116.40	23.28	104.76
E0265RR	TOTAL ELECTRIC HOSP BED	EA	186.89	169.90	33.98	0.00
E0277RR	PRESSURE REDUCING MATTRESS	EA	754.34	685.76	137.15	555.99
E0294RR	SEMI ELECTRIC HOSP BED WO RAIL	EA	122.16	111.05	22.21	99.95
E0431RR	PORTABLE GASEOUS O2	EA	38.04	32.08	6.42	29.39
E0445RR	PULSE OXIMETRY	EA	800.00	0.00	0.00	290.00
E0470RR	RESPIRATORY ASSIST WO BACKUP	EA	282.26	256.60	51.32	208.04
E0471RR	RESP ASSIST DEVICE W BACKUP	EA	706.39	642.17	128.43	520.64
E0561NU	HUMIDIFIER NON HEATED FOR CPAP	EA	128.40	107.00	21.40	86.75
E0562NU	HUMIDIFIER HEATED FOR CPAP	EA	331.34	301.22	60.24	0.00
E0570NU	NEBULIZER W COMPRESSOR	EA	217.00	0.00	0.00	167.00
E0570RR	NEBULIZER W COMPRESSOR	EA	21.70	16.10	3.22	16.00
E0600RR	SUCTION PUMP	EA	44.78	40.71	8.14	33.71
E0601NU	CPAP DEVICE	EA	1,005.30	0.00	0.00	1,005.30
E0601RR	CPAP DEVICE	EA	122.88	111.71	22.34	90.51
E0607NU	HOME BLOOD GLUCOSE MONITOR	EA	73.51	66.82	13.36	60.12
E0630RR	HYDRAULIC LIFT	EA	98.42	89.47	17.89	72.54
E0776RR	IV POLE	EA	17.44	15.85	3.17	9.86
E0910RR	TRAPEZE BAR ATTCHD TO BED	EA	22.00	20.00	4.00	16.21
E0940RR	TRAPEZE BAR FREESTANDING	EA	32.51	29.55	5.91	26.60
E0951NU	HEEL LOOP HLDR W OR WO STRP EA	EA	22.78	18.98	3.80	17.08
E0958RR	ONE ARM DRIVE FOR MAN WC	EA	47.99	43.63	8.73	34.90
E0961NU	WHEEL LOCK BRAKE EXTENSION EA	EA	32.71	29.74	5.95	24.13
E0966RR	HEADREST EXTENSION EA	EA	7.17	6.58	1.32	0.00
E0971NU	ANTI TIPPING DEVICE EA	EA	61.48	55.89	11.18	44.71
E0972NU	TRANSFER BOARD	EA	60.63	55.12	11.02	44.68
E0978NU	SEAT BELT PELVIC STRAP FOR WC	EA	48.64	42.22	8.44	34.23
E1020NU	RESIDUAL LIMB SUPPORT SYSTEM	EA	267.53	243.41	48.68	194.72
E1038NU	TRANSPORT CHAIR MEDICAID	EA	360.09	0.00	0.00	360.09
E1038RR	TRANSPORT CHAIR	EA	44.01	40.01	8.00	32.00
E1226RR	RECLINING BACK MAN WC	EA	52.51	47.74	9.55	37.60
E1390RR	O2 CONCENTRATOR	EA	247.08	200.41	40.08	190.93
E2201NU	NONSTAND SEAT WIDTH =>20 IN	EA	410.41	373.10	74.62	335.79
E2201RR	SEAT WIDTH GREATER THAN 20 IN	EA	41.04	37.31	7.46	0.00

Please note: The Medicare allowable is determined by the state in which the patient resides and the date of service. Medicare allowables on this list come from the CMS fee schedule which does not include all procedures - most notably drugs.

Procedure	Description	Units	Charge	Medicare	20% Copay	Medicaid
E2601NU	GENERAL USE WC CUSHION <22	EA	96.16	88.65	17.73	78.67
E2603NU	SKIN PROTEC WC CUSH < 22IN WID	EA	245.34	223.04	44.61	0.00
E2604NU	SKIN PROTECT CUSHION 22">	EA	347.34	315.76	63.15	283.64
E2607NU	SKIN PROTECT/POSITION CUSHION	EA	356.11	295.60	59.12	291.36
E2618NU	SOLID SEAT SUPPORT BASE	EA	169.05	153.68	30.74	0.00
G0371	DISPENSING FEE	EA	57.00	0.00	0.00	0.00
J7614	XOPENEX .5MG	EA	1.69	0.00	0.00	0.00
K0001RR	STANDARD WHEELCHAIR	EA	56.41	51.28	10.26	41.57
K0003RR	LT WT WHEELCHAIR	EA	98.55	89.59	17.92	72.64
K0004RR	HIGH STRENGTH LT WT WC	EA	147.00	133.64	26.73	108.35
K0005RR	ULTRA LT WT WHEELCHAIR	EA	203.35	184.86	36.97	0.00
K0006RR	HEAVY DUTY WHEELCHAIR	EA	117.26	106.60	21.32	86.43
K0007RR	EXTRA HEAVY DUTY WHEELCHAIR	EA	191.70	174.27	34.85	141.29
K0011RR	STANDARD POWER WHEELCHAIR	EA	561.06	510.05	102.01	459.04
K0020NU	FIXED ADJ HGHT ARMREST PER PR	EA	55.75	46.46	9.29	41.85
K0056NU	SEAT HEIGHT < 17IN FOR HSLTWC	EA	104.61	95.10	19.02	85.59
K0104NU	CYLINDER TANK CARRIER	EA	130.66	118.78	23.76	97.07
K0104RR	CYLINDER TANK CARRIER EA	EA	13.17	11.87	2.37	10.68
K0195RR	ELEVATING LEG RESTS MAN WC	EA	22.83	20.75	4.15	16.82

Please note: The Medicare allowable is determined by the state in which the patient resides and the date of service. Medicare allowables on this list come from the CMS fee schedule which does not include all procedures - most notably drugs.

Exhibit 25

"Home Care" July 2004 Article

Exhibit 25

NOW SHOWING

Facts & Figures



Home medical equipment providers are literally on the edge of their seats this year. As the drama unfolds in Washington and a captive-provider audience braces for reimbursement cuts and competitive bidding, customers are still knocking on providers' doors to serve their needs for HME.

Following this industry's [illegible] and turns is a full-time job [illegible] passing their roles as business [illegible] providers are becoming Washington watchdogs, continuously called upon to make their voices heard and regain credibility lost in the headlines of Medicare fraud to help reshape [illegible]

[illegible] presentation of Facts & Figures brings some hard evidence into the spotlight. Medicare's rising expenditures for K0011 wheelchairs and a sharp decrease in the issuance of new supplier numbers show both the partial cause and effect of CMS' Operation Wheeler Dealer. Market demand, however, continues upward. The government's most recent forecasts predict Medicare enrollment will climb to almost 50 million people by 2010, and to 77 million—or 22 percent of the nation's population—by 2030.

As the HME show goes on and providers learn to deal with a burgeoning customer base and toughening business conditions, the industry, like a gracefully aging film star, must find new ways to reinvent itself. Let's face it. There may always be a bit of drama in HME, but in the end, if patients are well served, the results will always be worth it.

Our Annual Collection of The Industry's Latest Statistics

REVENUE BY PAYER CATEGORY*
Percent of 2002 Total Revenue



36%	Medicare
19%	Managed Care (Regular Payments)
18%	Private Insurance (Usual & Customary)
10%	Commercial, Institutional, Open Accounts
8%	Medicaid
5%	Managed Care (Capitated Payments)
4%	Retail/Private (Cash, Bank Cards)

*Based on data from firms that responded to AAHomecare's 2003 Financial Performance Survey.

Reprinted by permission of the American Association for Homecare (AAHomecare). Based on fiscal year 2002 information provided by 120 firms of varying sizes and home care services. Visit www.aahomecare.org for more details.

REVENUE BY PRODUCT CATEGORY*
Percent of 2002 Total Revenue



51%	Respiratory
17%	Home Medical Equipment
14%	Home Infusion
12%	Rehabilitation and Assistive Technology
3%	Patient Support Disposables
2%	All Other Products
1%	Nursing Therapy and Home Health Aide Services

*Based on data from firms that responded to AAHomecare's 2003 Financial Performance Survey.

Reprinted by permission of the American Association for Homecare (AAHomecare). Based on fiscal year 2002 information provided by 120 firms of varying sizes and home care services. Visit www.aahomecare.org for more details.

MEDICARE ALLOWED CHARGES FOR K0011 POWER WHEELCHAIRS, 1998-2003



$1,200
$1,000
$800
$600
$400
$200
0
$ in Millions
$220,338,262
$259,211,841
$359,463,797
$512,992,763
$828,887,761
$1,165,651,869
1998
1999
2000
2001
2002
2003

Source: Centers for Medicare and Medicaid Services

Compiled from various entities of the federal government, the American Association for Homecare, private firms and company financial records, the numbers in this report offer a statistical snapshot of the fragmented home medical equipment market. In some cases, government figures are for past years but represent the most recent information available and are useful for historical comparison. For more detailed information on current year HME market growth, see "2004 Forecast," HomeCare, December 2003.

In 2003, Medicare had a total of $8.5 billion in allowed charges for durable medical equipment, prosthetics, orthotics and supplies.

Source: Centers for Medicare and Medicaid Services

The HME industry is expected to produce sales of approximately $20.3 billion in 2004.

There are 110,297 active supplier numbers.

As of June 1, 2004
Source: Palmetto GBA, Columbia, S.C., National Supplier Clearinghouse

NUMBER OF DURABLE MEDICAL EQUIPMENT SUPPLIER NUMBERS ISSUED, 1999-2003

Year	Total
1999	11,400
2000	10,706
2001	11,450
2002	14,334
2003*	9,474

NUMBER OF DURABLE MEDICAL EQUIPMENT SUPPLIER NUMBERS ISSUED BY DMERCS IN 2003

DMERC	Total
Region A	1,674
Region B	2,248
Region C	3,634
Region D	1,918
TOTAL	9,474

*On Sept. 9, 2003, CMS implemented a moratorium on the issuance of new supplier numbers as part of its Operation Wheeler Dealer initiative to curb fraud and abuse of the Medicare power wheelchair benefit. The moratorium was eased on Nov. 1, with some applications reviewed on a case-by-case basis. As of February 2004, a backlog of about 3,500 supplier number applications remained.

Source: Palmetto GBA, Columbia, S.C., National Supplier Clearinghouse

WHERE THE MEDICARE DOLLAR WENT: 1980 AND 2003



1980

- 67.4% Inpatient Hospital
- 24.1% Physician
- 5.3% Outpatient Hospital and Other Outpatient Facility[1]
- 2.2% Home Health Agency
- 1.1% Skilled Nursing Facility



2003

- 40% Inpatient Hospital
- 17% Physician
- 14% Managed Care
- 10% Outpatient Hospital and Other Outpatient Facility[1]
- 8% DME, Supplies, Independent Labs and Other Services[2]
- 5% Skilled Nursing Facility
- 4% Home Health Agency
- 2% Hospice

1 Other outpatient facilities include ESRD (freestanding dialysis facilities, RHCs, outpatient rehabilitation facilities and federally qualified health centers.

2 Other services include ambulatory surgical center facility costs and ambulance services.

Source: Centers for Medicare and Medicaid Services, Office of the Actuary

NUMBER OF MEDICARE BENEFICIARIES, 2002

Category	Total
Aged Persons	**34,668,073**
65 to 74	17,758,208
75 to 84	12,464,716
85 and over	4,445,149
Disabled Persons	**5,820,798**
Under 45	1,679,135
45 to 54	1,798,469
55 to 64	2,343,194
All Persons	**40,488,871**

Source: Centers for Medicare and Medicaid Services

HOME HEALTH CARE INDUSTRY EXPENDITURES, 2001



- 73.3% Home Health Agencies - $33.2 billion
- 10.4% Infusion Therapy - $4.7 billion
- 9.9% Respiratory Therapy - $4.5 billion
- 6.4% DME - $2.9 billion

Source: Deutsche Bank and Centers for Medicare and Medicaid Services, Health Care Industry Market Update, Sept. 2003

MEDICARE DSO (DAYS SALES OUTSTANDING) BY PRODUCT CATEGORY* IN 2003**

Respiratory Drugs	41
Respiratory	56
DME	69
Rehab	76
Enteral	110

*DSOs within each category weighted toward products with higher dollar totals paid in that category. Figures show average length of time elapsed from date of service to Medicare check issue date.

**Data represents a categorized and weighted analysis of more than five million Medicare remittances processed for RemitDATA customers.

Source: RemitDATA, 866/885-2974, www.remitdata.com

ACCREDITATION BY JCAHO, CHAP OR ACHC*

Overall, 75% of respondents to AAHomecare's 2003 Financial Performance Survey are accredited by JCAHO, CHAP or ACHC. Accreditation is generally related to company size, with all firms above $10 million in revenue being accredited or seeking accreditation.

Size of Firm	Percent of Firms in Survey
Less than $3,000,000	51%
$3,000,000 - $4,999,999	91%
$5,000,000 - $10,000,000	71%
More than $10,000,000	95%

*Based on data from firms that responded to AAHomecare's 2003 Financial Performance Survey.

Reprinted by permission of the American Association for Homecare (AAHomecare). Based on fiscal year 2002. Information provided by 120 firms of varying sizes and home care services. Visit www.aahomecare.org for more details.

HEALTH CARE SERVICE MERGER & ACQUISITION ACTIVITY



Number of Transactions
200
150
100
50
0
163
14
6
69
24
16
34
190
19
7
85
20
16
43
43
4
15
11
3
10
2002
2003
1st Qtr. 2004
Specialty Pharmacy
Infusion Therapy
HME
Staffing
Hospice
HHA

Source: The Braff Group, 888/922-5169, www.thebraffgroup.com

MEDICARE SPENDING ON OXYGEN, 1997-2002



$ in Billions
$2.5
$2.0
$1.5
$1.0
$0.5
0
$2.04
$1.62
$1.63
$1.77
$1.96
$2.20
1997
1998
1999
2000
2001
2002

Source: CMS, Center for Medicare Management, Health Care Industry Market Update, Sept. 2003

PERCENT OF OVERALL MEDICARE POPULATION IN U.S. WITH ACCESS TO AT LEAST ONE MEDICARE COORDINATED CARE PLAN*, 1998-2004



80
70
60
50
40
30
20
10
0
74%
72%
69%
63.5%
60.5%
59%
61%
1998
1999
2000
2001
2002
2003
2004

*1998-2002, Medicare+Choice; 2003-2004, Medicare Advantage

Source: Centers for Medicare and Medicaid Services

NUMBER OF HOME HEALTH CARE PATIENTS BY TYPE OF AIDS, DEVICES USED, AND AGE, 2000[1]

Selected Aids and Devices[2]	Number	Age: Under 18 years	Age: 18-44 years	Age: 45-64 years	Age: 65-74 years	Age: 75-84 years	Age: 85 years and Over
All patients[3]	**1,355,300**	**64,200**	**124,400**	**211,500**	**234,200**	**424,600**	**296,300**
Mobility							
Total with mobility aids	842,600	13,200	53,600	113,500	144,600	287,400	230,300
Cane or crutches	306,200		9,000	39,800	55,400	114,300	86,400
Orthotics, including braces	33,700	*	*6,500	*9,400	*	*8,700	*
Transfer equipment	69,600	*	*7,100	15,700	14,100	18,000	*13,200
Walker	522,200	*	19,400	49,300	92,500	198,900	158,800
Wheelchair[4]	326,900	11,200	30,800	57,700	56,600	86,500	84,100
Self-Care							
Total with self-care devices	558,800	9,300	41,100	82,000	95,300	176,900	153,900
Beside commode	210,200	*	*9,100	35,600	40,400	65,400	58,500
Elevated or raised toilet seat	98,100	*		9,600	*11,900	34,800	36,600
Chairs[5]	49,900	*	*	*11,000	*	12,600	19,100
Grab bars	146,200	*	*8,700	16,300	27,600	50,700	40,700
Hospital bed	214,800	*	25,900	40,700	28,800	54,500	57,900
Mattress, special	57,000	*	10,600	13,100	*7,500	13,500	10,800
Overbed table	24,600	*	*	*	*	*	*
Shower chair or bath bench	230,100	*	9,600	28,400	36,200	77,900	76,200
Medical							
Total with medical devices	317,600	15,900	31,700	58,300	74,300	84,800	52,600
Blood glucose monitor	132,500	*	11,800	19,200	38,600	37,300	25,000
Enteral feeding	30,700				*	*	*
Intravenous therapy	52,300	*	17,100	*	*	*	*
Oxygen[6]	114,600	*	*	18,200	25,700	43,400	19,900
Other respiratory therapy	45,300	*	*	*15,000	*	*	*
Other aids	187,500	11,600	23,600	33,100	28,200	58,600	32,400

*Figure does not meet standard of reliability or precision because the sample size is less than 30 if shown without an estimate. If shown with an estimate, the sample size is between 30 and 59, or the sample size is greater than 59 but has a relative standard error of 30 percent or more.

[1]Age is the patient's age at the time of survey
[2]Numbers will not add to totals because a patient may be included in more than one category
[3]Total number of home health care patients
[4]Includes manual and motorized wheelchairs
[5]Includes geri-chairs, lift chairs and other specialized chairs
[6]Includes oxygen concentrator

Source: Centers for Disease Control and Prevention, National Home and Hospice Care Survey, February 2004

Facts & Figures

NATIONAL EXPENDITURES IN 2003 FOR THE TOP 20 HME MEDICARE CODES

2003 Rank	2002 Rank	Code	Description	Allowed Charges
1	1	E1390	Oxygen Concentrator	$2,000,138,973
2	2	K0011	Power Wheelchair	$1,165,651,869
3	3	A4253	Test Strips	$773,621,139
4	4	J7644	Ipratropium Bromide	$708,251,332
5	5	J7619	Albuterol	$478,764,024
6	6	E0260	Hospital Bed	$323,578,179
7	8	E0431	Portable Gaseous Oxygen	$224,188,878
8	7	B4150	Enteral Formula I	$200,260,211
9	9	B4035	Enteral Feeding Kit	$190,107,087
10	10	E0277	Powered Mattress	$152,661,733
11	11	E0439	Stationary Liquid Oxygen	$138,894,830
12	14	E0601	CPAP	$120,934,301
13	12	K0001	Standard Wheelchair	$100,413,187
14	13	K0004	Lightweight Wheelchair	$85,231,502
15	17	A4259	Lancets	$78,920,040
16	19	E0570	Nebulizer	$75,567,658
17	20	E0143	Folding Walker	$73,705,558
18	16	B4154	Enteral Formula IV	$73,158,294
19	30	A5509	Direct Heat Form Shoe Insert	$72,717,629
20	15	K0533	Noninvasive Assist Device	$72,509,511

Source: Centers for Medicare and Medicaid Services

TOP 10 HME MEDICARE CATEGORIES
Percent of Total DMEPOS Allowed Charges in 2003



23.9%	Oxygen Concentrator
13.9%	Power Wheelchair
9.2%	Test Strips
8.5%	Ipratropium Bromide
5.7%	Albuterol
3.9%	Hospital Bed
2.7%	Portable Gaseous Oxygen
2.4%	Enteral Formula I
2.3%	Enteral Feeding Kit
1.8%	Powered Mattress

Source: Centers for Medicare and Medicaid Services

Durable Medical Equipment made up 1.2% of national health care expenditures in 2002.

Source: Centers for Medicare and Medicaid Services

REGIONAL PAYMENTS IN 2003 FOR TOP 10 HME MEDICARE CODES

Code	Description	Region A Payment	Region B Payment	Region C Payment	Region D Payment
E1390	Oxygen Concentrator	$217,649,889	$370,203,536	$655,876,250	$326,508,024
K0011	Power Wheelchair	$74,801,822	$120,337,559	$556,377,978	$177,397,427
A4253	Test Strips	$88,964,116	$154,179,875	$247,850,451	*
J7644	Ipratropium Bromide	$58,223,458	$111,853,359	$297,081,289	$94,991,272
J7619	Albuterol	$38,099,688	$75,656,043	$205,986,293	$54,323,997
E0260	Hospital Bed	$42,464,607	$45,493,211	$121,060,399	$42,161,395
E0431	Portable Gaseous Oxygen	$25,133,903	$42,235,889	$73,541,576	$36,322,653
B4150	Enteral Formula I	$25,720,955	$28,405,021	$52,708,807	*
B4035	Enteral Feeding Kit	$33,106,955	$28,357,617	$62,547,703	*
E0277	Powered Mattress	$16,139,145	$17,560,808	$63,090,855	$24,760,485

*Data not provided. Source: Centers for Medicare and Medicaid Services

THE NUMBER OF MEDICARE BENEFICIARIES IS EXPECTED TO BE APPROXIMATELY 77 MILLION IN 2030



Disabled and ESRD*
Elderly
Medicare Enrollment in Millions
0
10
20
30
40
50
60
70
80
1970
1980
1990
2000
2010
2020
2030
20.4
28.5
34.3
39.5
45.9
60.9
76.8
20.4
25.5
3.0
31.0
3.3
34.1
5.4
38.6
7.3
52.2
8.7
68.2
8.6

*End-Stage Renal Disease

Source: Centers for Medicare and Medicaid Services, "Health Care Industry Market Update," Oct. 2002

MEDICARE BENEFICIARIES AS A SHARE OF THE U.S. POPULATION, 1970-2030



Disabled
65 and over
Percent of Population
0
5
10
15
20
25
1970
1980
1990
2000
2010
2020
2030
9.5%
12.1%
13.1%
13.9%
15.0%
18.5%
21.9%
9.5
10.8
11.9
12.0
12.6
15.8
2.7
19.5
2.4

Source: Social Security Administration, Office of the Actuary

PUBLIC HME-RELATED COMPANIES 2003 FINANCIAL PROFILES

Company Name	NYSE/Nasdaq Symbol	Fiscal Year-End	2003 Net Income in Millions	1-Year Net Income Growth	2003 Net Revenue in Millions	1-Year Net Revenue Growth	No. of Employees	1 Year Employee Growth
Abbott Laboratories	ABT	December	$2,753.2	(1.4%)	$19,680.6	11.3%	72,200	0.5%
American HomePatient	AHOM	December	$14	N/A	$336.2	5.1%	3,451	(0.3%)
AmerisourceBergen	ABC	September	$441.2	27.9%	$49,657.3	9.8%	14,800	8%
Apria Healthcare Group	AHG	December	$116	0.3%	$1,380.9	10.3%	10,582	0.3%
Cardinal Health	CAH	June	$1,405.8	33.1%	$50,466.6	(1.3%)	50,000	0%
Chad Therapeutics	CTU	March	$1	N/A	$21.5	10.3%	110	2.8%
Gentiva Health Services	GTIV	December	$56.8	N/A	$814	5.9%	15,100	(7.9%)
Invacare	IVC	December	$71.4	10.2%	$1,247.2	14.5%	5,300	0%
Johnson & Johnson	JNJ	December	$7,197	9.1%	$41,862	15.3%	110,600	2.1%
Lincare Holdings	LNCR	December	$232.1	21.9%	$1,147.4	19.4%	7,375	10.1%
Matria Healthcare	MATR	December	$7.3	N/A	$326.8	17.7%	1,452	(34.4%)
McKesson	MCK	March	$646.5	16.4%	$69,506.1	21.7%	24,500	2.1%
National Home Health Care	NHHC	July	$5.8	9.4%	$97.2	18.2%	3,350	(4.3%)
Option Care	OPTN	December	$8.7	(38.3%)	$355.4	10.9%	1,792	(3.6%)
Pediatric Services of America	PSAI	September	$5.1	(63.8%)	$215.6	9.2%	4,800	17%
Praxair	PX	December	$585	43%	$5,613	9.5%	25,438	1.7%
ResMed	RMD	June	$45.7	21.9%	$273.6	34.1%	1,464	17.1%
Respironics	RESP	June	$46.6	21.4%	$629.8	27.3%	2,700	3.8%
Rotech Healthcare	ROHI	December	$8.4	N/A	$581.2	(5.9%)	4,400	(15.4%)
Tyco International	TYC	September	$979.6	N/A	$36,801.3	3.2%	258,600	(3.3%)
Walgreen	WAG	August	$1,175.7	15.4%	$32,505.4	13.9%	154,000	9.2%

Parentheses indicate a loss. Source: Hoovers.com

Facts & Figures

MEDICARE REASON CODE FREQUENCY
Percent of Denied Claims, 2003*



25.2%	C018	4.3%	PR96
13.4%	CO/PRB17	3.0%	C013
12.1%	C016	2.6%	C035
7.4%	OA109	2.2%	PR22
5.8%	C050	18.7%	Others
5.3%	C057		

CODE	DESCRIPTION
C018	Duplicate claim/service
CO/PRB17	Payment adjusted because this service was not prescribed by a physician, not prescribed prior to delivery, the prescription is incomplete, or the prescription is not current.
C016	Claim/service lacks information which is needed for adjudication. Additional information is supplied using remittance advice remarks codes whenever appropriate.
OA109	Claim not covered by this payer/contractor. You must send the claim to the correct payer/contractor.
C050	These are non-covered services because this is not deemed a "medical necessity" by the payer.
C057	Payment denied/reduced because the payer deems the information submitted does not support this level of service, this many services, this length of service, this dosage, or this day's supply.
PR96	Non-covered charge(s)
C013	The date of death precedes the date of service.
C035	Benefit maximum has been reached.
PR22	Payment adjusted because this care may be covered by another payer per coordination of benefits.

*Data represents an analysis of more than five million Medicare claims across all categories with payment dates from Jan. 1, 2003, to Dec. 31, 2003, filed by RemitDATA customers.

Source: RemitDATA, 866/885-2974, www.remitdata.com

Exhibit 26

Agreement Between Southern Home Medical Equipment, Inc.

And

Adaptive Medical Upstate, Inc.

Exhibit 26

ASSET PURCHASE AGREEMENT

AMONG

SOUTHERN HOME MEDICAL EQUIPMENT, INC.,

ADAPTIVE MEDICAL UPSTATE, INC.,

AND

GREG TUCKER

Dated: September 28, 2005

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 28th day of September, 2005, by and among SOUTHERN HOME MEDICAL EQUIPMENT, INC., a Nevada corporation ("Purchaser"), ADAPTIVE MEDICAL UPSTATE, INC., a South Carolina corporation ("Seller"), and Greg Tucker, a citizen and resident of South Carolina, who comprises the sole shareholder of Seller (the "Shareholders").

WHEREAS, Seller is engaged in the business of selling and leasing durable medical equipment (the "Business"); and

WHEREAS, the Shareholders are the sole owners of the outstanding shares of common stock of the Seller; and

WHEREAS, Purchaser desires to purchase that portion of the Seller's Business's assets comprising the nursing home division; and

WHEREAS, the parties contemplate that there will be a simultaneous signing of this Agreement and Closing hereunder.

NOW, THEREFORE, in consideration of the mutual benefits to be derived herefrom and the representations and warranties, conditions and promises contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

ARTICLE I
GENERAL

SECTION 1.01 Agreement to Purchase and Sell Nursing Home Division

(a) Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, convey, transfer, assign and deliver to Purchaser, and Purchaser agrees to purchase from Seller, those assets, properties, businesses, franchises, goodwill and rights of every kind and character, tangible or intangible, owned or leased by Seller, as limited to Seller's Nursing Home division (collectively, the "Nursing Home Assets"). The Nursing Home Assets are limited to those set forth in subsection (b) below, plus those assets listed on Exhibit A hereto.

(b) The Nursing Home Assets shall consist of those assets of the Seller set forth on Exhibit A, plus the following:

(1) Customer Lists. All customer lists, sales records, credit data and other information relating to customers of Seller's Nursing Home Division.

(2) Customer Contracts. All right, title and interest of Seller in, to and under all existing contracts and agreements, written and verbal, with customers of Seller's Nursing Home Division (the "Customer Contracts").

(3) Equipment. All of the equipment, durable medical equipment, machinery, tools, appliances and all other tangible personal property of every kind and description owned by Seller's Nursing Home Division (the "Equipment").

(4) Licenses, Franchises and Permits. All right, title and interest of Seller's Nursing Home Division in, to and under all licenses, franchises, permits, authorizations, certificates, approvals, registrations and other governmental authorizations (collectively, the "Operating Authorities") owned or possessed by Seller and relating to Seller's Nursing Home Division or all or any of the Assets.

(5) Intangible Assets. All right, title and interest of Seller in, to and under all patents and patent applications, trademarks, service marks, trade names, know-how, and all goodwill associated with the Seller's Nursing Home Division in connection with which any intellectual property is used (the "Intangible Assets").

(6) Business Name. Any trade names or other assumed names under which the Seller's Nursing Home Division operates.

(7) Goodwill. The goodwill and going concern value of the Nursing Home Division only.

(8) Books and Records. Copies of Seller's books, records and papers of whatever nature and wherever located that relate to the Seller's Nursing Home Division or the Assets or which are required or necessary in order for Purchaser to conduct the Nursing Home Division's business from and after the date of this Agreement in the manner in which it is presently being conducted (the "Records").

(9) Computers and Software. All right, title and interest of Seller's Nursing Home Division in computer equipment and hardware, if any, together with all software and intellectual property used by the Nursing Home Division with such computer equipment and hardware, if any.

(10) Other Property. All other or additional privileges, rights, interest, properties and assets of Seller's Nursing Home Division of every kind and description and wherever located that are used or intended for use in connection with, or that are necessary to the continued conduct of, the Nursing Home Division's business as presently being conducted, including assignments of leases, assignments of employment agreements, conveyance of all real estate, assignments of employee relations and assignments of employment benefits.

SECTION 1.02 Purchase Price.

The aggregate purchase price (the "Purchase Price") for the Assets shall be in two parts, namely:

(a) Three Hundred Sixty Thousand (360,000) shares of the common stock of Southern Home Medical Equipment, Inc. (the "SHME Shares"), payable by Purchaser's delivery of one stock certificate for 360,000 shares of Southern Home Medical Equipment, Inc. common stock, made out in the name of Adaptive Medical Upstate, Inc. The SHME shares shall be allocated to the acquisition of

Seller's Customer Lists for its Nursing Home Division, along with all rights to the revenue derived from such customers beginning on September 9, 2005. The SHME share certificate in the name of Adaptive Medical shall be dated on or before September 30, 2005.

(b) Delivery of a promissory note in the principal amount of $222,540, plus simple interest at the rate of 3.9% per annum, payable in monthly installments of $10,000 per month for 24 months, in a form consistent with Exhibit C, attached.

SECTION 1.03 No Assumption of Liabilities.

As an explicit condition on which the purchase of the Assets is based, Purchaser shall not assume any liability for any of the obligations of Seller or of Adaptive Medical Upstate, Inc. or any of its predecessors, successors, affiliates or assigns. To this end, Seller agrees to hold Purchaser harmless from any and all claims of whatsoever nature arising from or related to the Assets or any of Seller's business.

SECTION 1.04 Indemnification by Seller.

(a) Purchaser does not assume or agree to pay, perform or discharge, and shall not be responsible for, any other liabilities or obligations of Seller, whether accrued, absolute, contingent or otherwise.

(b) Seller agrees that it shall remain solely responsible for, and it hereby indemnifies and agrees to hold Purchaser harmless from, any and all liabilities and obligations of Seller, whether accrued, absolute, contingent or otherwise.

SECTION 1.05 Instruments of Transfer; Further Assurances.

Concurrently with the execution and delivery of this Agreement and the Closing hereunder, Seller and Purchaser shall execute and deliver to each other a completed Deed of General Conveyance, Transfer and Assignment, in the form attached as Exhibit B hereto ("General Conveyance, Transfer and Assignment").

SECTION 1.07 Value Assigned to the Assets.

Purchaser and Seller agree on the proportion of the consideration to be allocated to the Assets listed on Exhibit A hereto in the amount set forth on such Exhibit. Purchaser and Seller agree that they shall not take any position or action inconsistent with such allocation in the filing of any income tax returns with any governmental entity.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller and the Shareholders, jointly and severally, represent and warrant to Purchaser as follows:

SECTION 2.01 Due Organization.

Seller is a corporation duly organized and validly existing and in good standing under the laws of the State of Florida and is duly licensed and authorized or qualified to carry on its business in the places and in the manner as now conducted except where the failure to be so authorized or qualified would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Seller. The stock records and minute books of Seller that have been made available to Purchaser are correct and complete.

SECTION 2.02 Authorization; Non-Contravention; Approvals.

Seller has the full legal right, power and authority to enter into this Agreement and to consummate the sale of the Business and the other transactions contemplated hereby. Seller has the full legal right, power and authority to enter into this Agreement. The execution, delivery and performance of this Agreement have been approved by the Board of Directors of Seller and by the shareholders of Seller. No additional corporate proceedings on the part of Seller are necessary to authorize the execution and delivery of this Agreement and the consummation by Seller of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller, and, assuming the due authorization, execution and delivery hereof by Purchaser, constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms.

The execution and delivery of this Agreement by Seller does not, and the consummation by Seller of the transactions contemplated hereby will not, violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the Assets under any of the terms, conditions or provisions of (i) the organizational documents of Seller, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Seller or any of its properties or assets, or (iii) any agreement, note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, lease or other instrument, obligation or agreement of any kind to which Seller is now a party or by which Seller or any of its properties or assets may be bound or affected, excluding from the foregoing clauses (ii) and (iii) such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Seller. No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Seller. None of the customer contracts or other material agreements to which Seller is a party requires notice to, or the consent or approval of, any governmental agency or other third party to any of the transactions contemplated hereby to remain in full force and effect following the transactions contemplated hereby.

SECTION 2.03 Capitalization.

The authorized capital stock of Seller consists solely of 1,000 shares of Common Stock, of which 1,000 shares are issued and outstanding ("Seller' s Capital Stock"). All of the issued and outstanding shares of Seller's Capital Stock are owned beneficially and of record by the Shareholders. No subscription, option, warrant, call, convertible or exchangeable security, other conversion right, claim or commitment of any kind exists which obligates Seller to issue any of its capital stock.

SECTION 2.04 Subsidiaries.

Seller does not presently own, of record or beneficially, or control, directly or indirectly, any capital stock, securities convertible into or exchangeable for capital stock or any other equity interest in any corporation, association or business entity. Seller is not, directly or indirectly, a participant in any joint venture, partnership or other noncorporate entity.

SECTION 2.05 Income Tax Returns.

Waived by the parties

SECTION 2.06 Liabilities and Obligations.

Seller has delivered to Purchaser an accurate list of all liabilities of Seller' s Nursing Home Division. The liabilities associated with the Assets of the Nursing Home Division are agreed by the parties to be equal a total amount of $222,540, which amount the Purchaser and Seller have agreed to finance by the execution of the Promissory Note appended hereto as Exhibit C. This Promissory Note constitutes the full extent of Purchaser' s liability for the obligations and liabilities associated with the Nursing Home Division' s Assets acquired pursuant to this agreement. Seller hereby agrees to remain liable for any additional liabilities of any kind, character or description, whether accrued, absolute, secured or unsecured, contingent or otherwise, associated with the Assets of the Nursing Home Division.

SECTION 2.07 Assets.

Seller has delivered to Purchaser an accurate list of all real and personal property of Seller' s Nursing Home Division. All fixed assets used by Seller' s Nursing Home Division that are material to the operation of Seller's Nursing Home Division business are either owned by Seller or leased. All such leases are in full force and effect and constitute valid and binding agreements of the parties thereto in accordance with their respective terms.

Seller has good and marketable title to the tangible and intangible personal property and the real property comprising the Assets of the Nursing Home Division, subject to no mortgage, pledge, lien, claim, conditional sales agreement, encumbrance or charge unless previously disclosed to Purchaser. The sale of the Assets hereunder will transfer to Purchaser good and marketable title to the Assets subject to no mortgage, pledge, lien, claim, conditional sales agreement, encumbrance or charge, except as previously disclosed in writing to Purchaser. The parties hereby acknowledge and agree that many of the Assets are currently held by Seller pursuant to various leasing and financing arrangements, which arrangements have been disclosed to Purchaser.

SECTION 2.08 Material Contracts.

Except as previously disclosed to Purchaser, Seller has complied with all material commitments and obligations pertaining to it under its material contracts, and is not in default under any such contracts; no notice of default has been received by Seller; and Seller is aware of no basis for a claim that it is in default of any material contract.

SECTION 2.09 Permits.

The licenses, operating authorizations, franchises, permits and other governmental authorizations previously disclosed by Seller to Purchaser are valid, and Seller has not received any notice that any governmental authority intends to cancel, terminate or not renew any such license, operating authorization, franchise, permit or other governmental authorization. Seller holds all licenses, operating authorizations, franchises, permits and other governmental authorizations, the absence of any of which could have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Seller. Seller has conducted and is conducting the Nursing Home Division's Business in substantial compliance with the requirements, standards, criteria and conditions set forth in its licenses, operating authorizations, franchises, permits and other governmental authorizations as well as the applicable orders, approvals and variances related thereto, and is not in violation of any of the foregoing except for any violations that would not have a material adverse effect on the business, operations, properties, assets, condition (financial or otherwise), results of operations or prospects of Seller. Except as specifically disclosed to Purchaser, the transactions contemplated by this Agreement will not result in a default under or a breach or violation of, or adversely affect the rights and benefits afforded to Seller by, any such material licenses, operating authorizations, franchises, permits and other government authorizations.

SECTION 2.10 Insurance.

The insurance policies held by Seller, if any, provide adequate coverage against the risks involved in Seller's Nursing Home Division business. Such policies, if any, are currently in full force and effect.

SECTION 2.11 Litigation and Compliance with Law.

Except as previously disclosed to Purchaser, there are no claims, actions, suits or proceedings, pending or threatened, against or affecting Seller, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality having jurisdiction over Seller. No notice of any claim, action, suit or proceeding, whether pending or threatened, has been received by Seller, and there is no basis therefor. Seller has conducted for the past five years and does conduct its business in compliance with all laws, regulations, writs, injunctions, decrees and orders applicable to Seller or its assets.

SECTION 2.12 Taxes.

For purposes of this Agreement, the term "Taxes" shall mean all taxes, charges, fees, levies or other assessments including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, unemployment, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, imposed by any government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties or additional amounts attributable to or imposed with respect to any such taxes, charges, fees, levies or other assessments. Seller has timely filed all requisite tax returns for all fiscal periods ended on or before the date of this Agreement, and has duly paid in full or made adequate provision for the payment of all Taxes for all periods ending at or prior to the date of this Agreement.

SECTION 2.13 Absence of Changes.

Since December 31, 2004, Seller has conducted its Nursing Home Division operations in the ordinary course of business and, except as set forth on Schedule 2.13, there has not been:

(i) any material adverse change in the business, operations, properties, condition (financial or other), assets, liabilities (contingent or otherwise), income or business of Seller;

(ii) any damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the properties or business of Seller;

(iii) any change in the authorized capital stock of Seller or in its securities outstanding or any change in the Seller's ownership interests or any grant of any options, warrants, calls, conversion rights or commitments or the declaration or payment of any dividend or other distribution;

(iv) any increase in the compensation payable or to become payable by Seller to any of its officers, directors, stockholders, employees, consultants or agents, except for ordinary and customary bonuses and salary increases for employees in accordance with past practice;

(v) any work interruptions, labor grievances or claims filed, or any proposed law, regulation or event or condition of any character materially adversely affecting the business or future prospects of Seller;

(vi) any sale or transfer, or any agreement to sell or transfer, any material assets, properties or rights of Seller to any person;

(vii) any cancellation, or agreement to cancel, any indebtedness or other obligation owing to Seller;

(viii) any increase in Seller's indebtedness, other than accounts payable incurred in the ordinary course of business;

(ix) any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of the assets, property or rights of Seller or requiring consent of any party to the transfer and assignment of any such assets, property or rights;

(x) any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the ordinary course of Seller's businesses;

(xi) any waiver of any material rights or claims of Seller;

(xii) any material breach, amendment or termination of any material contract, agreement, license, permit or other right to which Seller is a party; or

(xiii) any transaction by Seller outside the ordinary course of business.

SECTION 2.14 Intangible Property.

Seller has previously disclosed to Purchaser or its management an accurate list of all patents, patent applications, trademarks, service marks, trade names, copyrights, and other intellectual property or proprietary property rights owned or used by Seller's Nursing Home Division. Seller owns or possesses sufficient legal rights to use all of such items without conflict with or infringement of the rights of others.

SECTION 2.15 Disclosure.

Seller has fully provided Purchaser or its management with all the information that Purchaser has requested in analyzing whether to consummate the purchase of the Assets. Neither of the information so provided nor any representation or warranty of the Sellers contained in this Agreement contains any untrue statement or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

SECTION 2.16 Investment Intent.

Seller and Shareholders hereby represent and warrant they are acquiring the SHME Shares for investment purposes, and not with a view toward resale or distribution. The Sellers and Shareholders each represent and warrant that they are aware of and do agree to the imposition of a restrictive legend on the SHME Shares to the effect that such shares have not been registered under the Securities Act of 1933 and will not be resold without registration or a legally available exemption from registration.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller and the Shareholders as follows:

SECTION 3.01 Authorization; Approvals. Purchaser has the full legal right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, and executed and delivered by

Purchaser, and, assuming the due execution and delivery by Seller, constitutes a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms.

No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Purchaser.

ARTICLE IV
POST-CLOSING COVENANTS

The parties to this Agreement further covenant and agree as follows:

SECTION 4.01 Shareholders' Agreement to Consult and Cooperate.

The Shareholders, jointly and severally, agree to work with and consult with the Purchaser following the Closing, for a total of 60 hours without any additional compensation, at the location of the Nursing Home Division's Business in order to assist with the transition in ownership of the Nursing Home Division Business. The Shareholders and the Seller further agree to cooperate with the Purchaser in providing information to Purchaser's auditors and responding to requests for information directed to them by Purchaser's auditor.

SECTION 4.02 Expenses.

Purchaser will pay the fees, expenses and disbursements of Purchaser and its agents, representatives, financial advisors, accountants and counsel incurred in connection with the execution, delivery and performance of this Agreement and any amendments thereto. Seller will pay the fees, expenses and disbursements of Seller and their respective agents, representatives, financial advisors, accountants and counsel incurred in connection with the execution, delivery and performance of this Agreement and any amendments hereto. Each party shall bear its own expenses regardless of whether or not the transactions contemplated by this Agreement close.

ARTICLE V
THE CLOSING

SECTION 5.01 The Closing

The Closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Purchase on the 30th day of September, 2005 at 10:00 a.m, or at such other place and time as may be agreed upon by the parties. The signing of this Agreement and the Closing shall be simultaneous, and a stock certificate in the amount of 360,000 common shares of Southern Home Medical Equipment, Inc. shall be delivered to the Seller, against delivery of (i) a Deed of General Conveyance, Transfer and Assignment for the Assets and (ii) an executed copy of this Agreement, to the Buyer.

ARTICLE VI
INDEMNIFICATION

Seller, Shareholders and Purchaser each make the following covenants:

SECTION 6.01 General Indemnification by Seller and Shareholders.

In addition to the indemnification covenants set forth in Section 1.04 of this Agreement, Seller and Shareholders, jointly and severally, covenant and agree that they will indemnify, defend, protect and hold harmless Purchaser and its employees, agents, representatives and affiliates, at all times from and after the date of this Agreement until the Expiration Date (as defined in Section 7.07), from and against all claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses (including specifically, but without limitation, reasonable attorneys' fees and expenses of investigation) incurred by any of such indemnified persons as a result of or arising from (i) any breach of the representations and warranties of Seller set forth herein or in the Schedules or certificates delivered in connection herewith, or (ii) any breach or nonfulfillment of any covenant or agreement on the part of Seller under this Agreement.

SECTION 6.02 General Indemnification by Purchaser.

Purchaser covenants and agrees that it will indemnify, defend, protect and hold harmless the Seller and Shareholders, at all times from and after the date of this Agreement until the Expiration Date from and against all claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses (including specifically, but without limitation, reasonable attorneys' fees and expenses of investigation) incurred by Seller or the Shareholders as a result of or arising from (i) any breach of the representations and warranties of Purchaser set forth herein or in the Schedules or certificates attached hereto, or (ii) any breach or nonfulfillment of any covenant or agreement on the part of Purchaser under this Agreement.

SECTION 6.03 Third Person Claims.

Promptly after any party hereto (hereinafter the "Indemnified Party") has received notice of or has knowledge of any claim by a person not a party to this Agreement ("Third Person"), of the commencement of any action or proceeding by a Third Person, the Indemnified Party shall give to the party obligated to provide indemnification pursuant to Section 1.04, 6.01 or 6.02 hereof (hereinafter the "Indemnifying Party") written notice of such claim or the commencement of such action or proceeding. Such notice shall state the nature and the basis of such claim and a reasonable estimate of the amount thereof. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel, any such matter so long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in the defense thereof and in any settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party's possession or control. All Indemnified Parties shall use the same counsel, which shall be the counsel selected by Indemnifying Party, provided that if counsel to the Indemnifying Party shall have a conflict of interest that prevents such counsel from representing the Indemnified Party, the Indemnified Party shall have the right to participate in such matter through counsel of its own choosing and the Indemnifying Party will reimburse the Indemnified Party for the expenses of its counsel. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability. If the Indemnifying Party desires to accept a final and complete settlement of any such Third Person claim and the Indemnified Party refuses to consent to such settlement, then the Indemnifying Party's liability under this Section with respect to such Third Person claim shall be limited to the amount so offered in settlement by said Third Person and the Indemnified Party shall reimburse the Indemnifying Party for any additional costs of defense which it subsequently incurs with respect to such claim, plus all additional costs or expenses of settlement or judgment. If the Indemnifying Party does not undertake to defend such matter to which the Indemnified Party is entitled to indemnification hereunder, or fails diligently to pursue such defense, the Indemnified Party may undertake such defense through counsel of its choice, at the cost and expense of the Indemnifying Party, and the Indemnified Party may settle such matter, and the Indemnifying Party shall reimburse the Indemnified Party for the amount paid in such settlement, plus any other liabilities or expenses incurred by the Indemnified Party in connection therewith, provided, however, that under no circumstances shall the Indemnified Party settle any Third Person claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

SECTION 6.04 Limitation Upon Indemnity.

(i) Neither the Seller, Shareholders nor Purchaser shall be entitled to indemnification from the other under the provisions of this Article VI until such time as the claims subject to indemnification by such party exceed, in the aggregate, One Thousand and No/100 Dollars ($1,000).

(ii) The indemnification obligations of the Seller and Shareholders under this Article VI shall be limited, in the aggregate, to Twenty-Five Thousand and No/100 Dollars ($25,000).

ARTICLE VII
MISCELLANEOUS

SECTION 7.01 Successors and Assigns.

This Agreement and the rights of the parties hereunder may not be assigned (except by operation of law) and shall be binding upon and shall inure to the benefit of the parties hereto, and the successors of Seller, Shareholders and Purchaser.

SECTION 7.02 Entire Agreement.

This Agreement (including the Schedules, exhibits and annexes attached hereto) and the documents delivered pursuant hereto constitute the entire agreement and understanding among the Seller, Shareholders and Purchaser and supersede any prior agreement and understanding relating to the subject matter of this Agreement. This Agreement may be modified or amended only by a written instrument executed by Seller, Shareholders and Purchaser, acting through their respective officers, duly authorized by their respective Boards of Directors.

SECTION 7.03 Counterparts.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

SECTION 7.04 Brokers and Agents.

Each party represents and warrants that it employed no broker or agent in connection with this transaction and agrees to indemnify the other against all loss, cost, damages or expense arising out of claims for fees or commissions of brokers employed or alleged to have been employed by such indemnifying party.

SECTION 7.05 Governing Law.

This Agreement shall be construed in accordance with the laws of the State of South Carolina (except for its principles governing conflicts of laws).

SECTION 7.06 Survival of Representations and Warranties.

The representations and warranties set forth in Articles II and III shall survive the execution of this Agreement for a period of twelve (12) months from the date of this Agreement (which date is hereinafter called the "Expiration Date"), except that the warranties and representations set forth in Section 2.12 hereof shall survive until such time as the limitations period has run for all tax periods ended prior to the date of this Agreement, which shall be deemed to be the Expiration Date for Section 2.12.

SECTION 7.08 Exercise of Rights and Remedies.

Except as otherwise provided herein, no delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

SECTION 7.09 Time.

Time is of the essence with respect to this Agreement.

SECTION 7.10 Reformation and Severability.

In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as to most nearly retain the intent of the parties, and if such modification is not possible, such provision shall be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

SELLER:

ADAPTIVE MEDICAL UPSTATE, INC.

By: ______________________

Its President

PURCHASER:

SOUTHERN HOME MEDICAL EQUIPMENT, INC.

By: ______________________

Its President

SHAREHOLDERS:

GREG TUCKER

____

(In His Individual Capacity)

EXHIBIT A

Complete Listing of Seller's Assets

(attached)

Nursing Home Related Equipment Inventory

Serial #	DESCRIPTION	Current Location	$
357766	Oxygen Concentrator	Blue Ridge Nursing Center	$650
'215482	Oxygen Concentrator	Blue Ridge Nursing Center	$650
030319	Oxygen Concentrator	Blue Ridge Nursing Center	$650
181819	Oxygen Concentrator	Blue Ridge Nursing Center	$650
8011716	Oxygen Concentrator	Blue Ridge Nursing Center	$650
01E061842	Oxygen Concentrator	Blue Ridge Nursing Center	$650
97L81128	Oxygen Concentrator	Blue Ridge Nursing Center	$650
215020	Oxygen Concentrator	Blue Ridge Nursing Center	$650
SM1	Suction Machine	Blue Ridge Nursing Center	$175
SM2	Suction Machine	Blue Ridge Nursing Center	$175
SM3	Suction Machine	Blue Ridge Nursing Center	$175
NC1	Nebulizer Compressor	Blue Ridge Nursing Center	$55
NC2	Nebulizer Compressor	Blue Ridge Nursing Center	$55
NC3	Nebulizer Compressor	Blue Ridge Nursing Center	$55
NC4	Nebulizer Compressor	Blue Ridge Nursing Center	$55
NC5	Nebulizer Compressor	Blue Ridge Nursing Center	$55
NC6	Nebulizer Compressor	Blue Ridge Nursing Center	$55
NC7	Nebulizer Compressor	Blue Ridge Nursing Center	$55
NC8	Nebulizer Compressor	Blue Ridge Nursing Center	$55
NC9	Nebulizer Compressor	Blue Ridge Nursing Center	$55
28149	DFS III Mattress Replacement	Blue Ridge Nursing Center	$3,200
OE1	Oxygen Cylinder E	Blue Ridge Nursing Center	$50
OE2	Oxygen Cylinder E	Blue Ridge Nursing Center	$50
OE3	Oxygen Cylinder E	Blue Ridge Nursing Center	$50
OE4	Oxygen Cylinder E	Blue Ridge Nursing Center	$50
OE5	Oxygen Cylinder E	Blue Ridge Nursing Center	$50
OE6	Oxygen Cylinder E	Blue Ridge Nursing Center	$50
OE7	Oxygen Cylinder E	Blue Ridge Nursing Center	$50
OE8	Oxygen Cylinder E	Blue Ridge Nursing Center	$50
OE9	Oxygen Cylinder E	Blue Ridge Nursing Center	$50
OH1	Oxygen Cylinder H	Blue Ridge Nursing Center	$125
OH2	Oxygen Cylinder H	Blue Ridge Nursing Center	$125
346614	Oxygen Concentrator	Briarwood Nursing Center	$650
266548	Oxygen Concentrator	Briarwood Nursing Center	$650
516284	Oxygen Concentrator	Briarwood Nursing Center	$650
PO1	Pulse Oximeter	Briarwood Nursing Center	$675
NC10	Nebulizer Compressor	Briarwood Nursing Center	$55
NC11	Nebulizer Compressor	Briarwood Nursing Center	$55
NC12	Nebulizer Compressor	Briarwood Nursing Center	$55
NC13	Nebulizer Compressor	Briarwood Nursing Center	$55
SM4	Suction Machine	Briarwood Nursing Center	$175
OE10	Oxygen Cylinder E	Briarwood Nursing Center	$50
OE11	Oxygen Cylinder E	Briarwood Nursing Center	$50
OE12	Oxygen Cylinder E	Briarwood Nursing Center	$50
OE13	Oxygen Cylinder E	Briarwood Nursing Center	$50
OE14	Oxygen Cylinder E	Briarwood Nursing Center	$50
OE15	Oxygen Cylinder E	Briarwood Nursing Center	$50
OE16	Oxygen Cylinder E	Briarwood Nursing Center	$50
OE17	Oxygen Cylinder E	Briarwood Nursing Center	$50
OE18	Oxygen Cylinder E	Briarwood Nursing Center	$50
344738	Oxygen Concentrator	Brookside Nursing Center	$650
343627	Oxygen Concentrator	Brookside Nursing Center	$650
515024	Oxygen Concentrator	Brookside Nursing Center	$650
182029	Oxygen Concentrator	Brookside Nursing Center	$650
222710	Oxygen Concentrator	Brookside Nursing Center	$650
180038	Oxygen Concentrator	Brookside Nursing Center	$650
218761	Oxygen Concentrator	Brookside Nursing Center	$650

215479	Oxygen Concentrator	Brookside Nursing Center	$650
212246	Oxygen Concentrator	Brookside Nursing Center	$650
212245	Oxygen Concentrator	Brookside Nursing Center	$650
222689	Oxygen Concentrator	Brookside Nursing Center	$650
223177	Oxygen Concentrator	Brookside Nursing Center	$650
410209	Oxygen Concentrator	Brookside Nursing Center	$650
00B077230	Oxygen Concentrator	Brookside Nursing Center	$650
NC14	Nebulizer Compressor	Brookside Nursing Center	$55
NC15	Nebulizer Compressor	Brookside Nursing Center	$55
NC16	Nebulizer Compressor	Brookside Nursing Center	$55
NC17	Nebulizer Compressor	Brookside Nursing Center	$55
NC18	Nebulizer Compressor	Brookside Nursing Center	$55
NC19	Nebulizer Compressor	Brookside Nursing Center	$55
NC20	Nebulizer Compressor	Brookside Nursing Center	$55
NC21	Nebulizer Compressor	Brookside Nursing Center	$55
NC22	Nebulizer Compressor	Brookside Nursing Center	$55
OE19	Oxygen Cylinder E	Brookside Nursing Center	$50
OE20	Oxygen Cylinder E	Brookside Nursing Center	$50
OE21	Oxygen Cylinder E	Brookside Nursing Center	$50
OE22	Oxygen Cylinder E	Brookside Nursing Center	$50
OE23	Oxygen Cylinder E	Brookside Nursing Center	$50
OE24	Oxygen Cylinder E	Brookside Nursing Center	$50
OE25	Oxygen Cylinder E	Brookside Nursing Center	$50
OE26	Oxygen Cylinder E	Brookside Nursing Center	$50
OH3	Oxygen Cylinder H	Brookside Nursing Center	$125
OH4	Oxygen Cylinder H	Brookside Nursing Center	$125
01E061769	Oxygen Concentrator	Carriage Hills Plantation	$650
01C79401	Oxygen Concentrator	Carriage Hills Plantation	$650
01E061840	Oxygen Concentrator	Carriage Hills Plantation	$650
01C794020	Oxygen Concentrator	Carriage Hills Plantation	$650
92J71366	Oxygen Concentrator	Carriage Hills Plantation	$650
00B011717	Oxygen Concentrator	Carriage Hills Plantation	$650
99F14027	Oxygen Concentrator	Carriage Hills Plantation	$650
00B011718	Oxygen Concentrator	Carriage Hills Plantation	$650
222711	Oxygen Concentrator	Carriage Hills Plantation	$650
343788	Oxygen Concentrator	Carriage Hills Plantation	$650
356721	Oxygen Concentrator	Carriage Hills Plantation	$650
345682	Oxygen Concentrator	Carriage Hills Plantation	$650
OE27	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE28	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE29	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE30	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE31	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE32	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE33	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE34	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE35	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE36	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE37	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE38	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE39	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE40	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE41	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE42	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE43	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE44	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE45	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE46	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE47	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE48	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE49	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE50	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE51	Oxygen Cylinder E	Carriage Hills Plantation	$50

OE52	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE53	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE54	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE55	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE56	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE57	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE58	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE59	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE60	Oxygen Cylinder E	Carriage Hills Plantation	$50
OE61	Oxygen Cylinder E	Carriage Hills Plantation	$50
1914489	Oxygen Concentrator	Easley Nursing Center	$650
181911	Oxygen Concentrator	Easley Nursing Center	$650
1871954	Oxygen Concentrator	Easley Nursing Center	$650
208866	Oxygen Concentrator	Easley Nursing Center	$650
181664	Oxygen Concentrator	Easley Nursing Center	$650
222680	Oxygen Concentrator	Easley Nursing Center	$650
F077229	Oxygen Concentrator	Easley Nursing Center	$650
97081126	Oxygen Concentrator	Easley Nursing Center	$650
NC119	Nebulizer Compressor	Easley Nursing Center	$55
NC120	Nebulizer Compressor	Easley Nursing Center	$55
PO2	Pulse Oximeter	Easley Nursing Center	$675
PO3	Pulse Oximeter	Easley Nursing Center	$675
PO4	Pulse Oximeter	Easley Nursing Center	$675
OE62	Oxygen Cylinder E	Easley Nursing Center	$50
OE63	Oxygen Cylinder E	Easley Nursing Center	$50
OE64	Oxygen Cylinder E	Easley Nursing Center	$50
OE65	Oxygen Cylinder E	Easley Nursing Center	$50
OE66	Oxygen Cylinder E	Easley Nursing Center	$50
OE67	Oxygen Cylinder E	Easley Nursing Center	$50
OE68	Oxygen Cylinder E	Easley Nursing Center	$50
OE69	Oxygen Cylinder E	Easley Nursing Center	$50
OE70	Oxygen Cylinder E	Easley Nursing Center	$50
OE71	Oxygen Cylinder E	Easley Nursing Center	$50
OE72	Oxygen Cylinder E	Easley Nursing Center	$50
OE73	Oxygen Cylinder E	Easley Nursing Center	$50
OE74	Oxygen Cylinder E	Easley Nursing Center	$50
OE75	Oxygen Cylinder E	Easley Nursing Center	$50
OH5	Oxygen Cylinder H	Easley Nursing Center	$125
OH6	Oxygen Cylinder H	Easley Nursing Center	$125
OH7	Oxygen Cylinder H	Easley Nursing Center	$125
OH8	Oxygen Cylinder H	Easley Nursing Center	$125
OH9	Oxygen Cylinder H	Easley Nursing Center	$125
OH10	Oxygen Cylinder H	Easley Nursing Center	$125
OH11	Oxygen Cylinder H	Easley Nursing Center	$125
222686	Oxygen Concentrator	Greenville Nursing Center	$650
98173506	Oxygen Concentrator	Greenville Nursing Center	$650
222866	Oxygen Concentrator	Greenville Nursing Center	$650
01C794022	Oxygen Concentrator	Greenville Nursing Center	$650
218652	Oxygen Concentrator	Greenville Nursing Center	$650
PO5	Pulse Oximeter	Greenville Nursing Center	$675
PO6	Pulse Oximeter	Greenville Nursing Center	$675
NC121	Nebulizer Compressor	Greenville Nursing Center	$55
NC122	Nebulizer Compressor	Greenville Nursing Center	$55
NC123	Nebulizer Compressor	Greenville Nursing Center	$55
NC124	Nebulizer Compressor	Greenville Nursing Center	$55
NC125	Nebulizer Compressor	Greenville Nursing Center	$55
NC126	Nebulizer Compressor	Greenville Nursing Center	$55
NC127	Nebulizer Compressor	Greenville Nursing Center	$55
SM5	Suction Machine	Greenville Nursing Center	$175
SM6	Suction Machine	Greenville Nursing Center	$175
OE76	Oxygen Cylinder E	Greenville Nursing Center	$50
OE77	Oxygen Cylinder E	Greenville Nursing Center	$50
OE78	Oxygen Cylinder E	Greenville Nursing Center	$50

OE79	Oxygen Cylinder E	Greenville Nursing Center	$50
OE80	Oxygen Cylinder E	Greenville Nursing Center	$50
OE81	Oxygen Cylinder E	Greenville Nursing Center	$50
OE82	Oxygen Cylinder E	Greenville Nursing Center	$50
OE83	Oxygen Cylinder E	Greenville Nursing Center	$50
OE84	Oxygen Cylinder E	Greenville Nursing Center	$50
OE85	Oxygen Cylinder E	Greenville Nursing Center	$50
OE86	Oxygen Cylinder E	Greenville Nursing Center	$50
OE87	Oxygen Cylinder E	Greenville Nursing Center	$50
OH12	Oxygen Cylinder H	Greenville Nursing Center	$125
OH13	Oxygen Cylinder H	Greenville Nursing Center	$125
OH14	Oxygen Cylinder H	Greenville Nursing Center	$125
OH15	Oxygen Cylinder H	Greenville Nursing Center	$125
97C81063	Oxygen Concentrator	Heritage Hills Nursing Center	$650
514182	Oxygen Concentrator	Heritage Hills Nursing Center	$650
357330	Oxygen Concentrator	Heritage Hills Nursing Center	$650
410232	Oxygen Concentrator	Heritage Hills Nursing Center	$650
215620	Oxygen Concentrator	Heritage Hills Nursing Center	$650
97C81131	Oxygen Concentrator	Heritage Hills Nursing Center	$650
01C794093	Oxygen Concentrator	Heritage Hills Nursing Center	$650
27765	Oxygen Concentrator	Heritage Hills Nursing Center	$650
30640	DFS III Mattress Replacement	Laurel Baye of Greenville	$3,200
31354	DFS III Mattress Replacement	Laurel Baye of Greenville	$3,200
483110	Oxygen Concentrator	Laurel Hill Nursing Center	$650
501821	Oxygen Concentrator	Laurel Hill Nursing Center	$650
327363	Oxygen Concentrator	Laurel Hill Nursing Center	$650
502941	Oxygen Concentrator	Laurel Hill Nursing Center	$650
99L786331	Oxygen Concentrator	Laurel Hill Nursing Center	$650
215623	Oxygen Concentrator	Laurel Hill Nursing Center	$650
450307	Oxygen Concentrator	Laurel Hill Nursing Center	$650
180023	Oxygen Concentrator	Laurel Hill Nursing Center	$650
01A558033	Oxygen Concentrator	Laurel Hill Nursing Center	$650
501837	Oxygen Concentrator	Laurel Hill Nursing Center	$650
PO7	Pulse Oximeter	Laurel Hill Nursing Center	$675
NC23	Nebulizer Compressor	Laurel Hill Nursing Center	$55
NC24	Nebulizer Compressor	Laurel Hill Nursing Center	$55
NC25	Nebulizer Compressor	Laurel Hill Nursing Center	$55
NC26	Nebulizer Compressor	Laurel Hill Nursing Center	$55
NC27	Nebulizer Compressor	Laurel Hill Nursing Center	$55
NC28	Nebulizer Compressor	Laurel Hill Nursing Center	$55
NC29	Nebulizer Compressor	Laurel Hill Nursing Center	$55
NC30	Nebulizer Compressor	Laurel Hill Nursing Center	$55
SM7	Suction Machine	Laurel Hill Nursing Center	$175
SM8	Suction Machine	Laurel Hill Nursing Center	$175
OE88	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE89	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE90	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE91	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE92	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE93	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE94	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE95	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE96	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE97	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE98	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE99	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE100	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE101	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE102	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE103	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE104	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE105	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE106	Oxygen Cylinder E	Laurel Hill Nursing Center	$50

OE107	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE108	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OE109	Oxygen Cylinder E	Laurel Hill Nursing Center	$50
OH16	Oxygen Cylinder H	Laurel Hill Nursing Center	$125
OH17	Oxygen Cylinder H	Laurel Hill Nursing Center	$125
23858	DFS III Mattress Replacement	Lila Doyle Nursing Center	$3,200
31311	DFS III Mattress Replacement	Lila Doyle Nursing Center	$3,200
222704	Oxygen Concentrator	Magnolia Manor of Spartanburg	$650
218659	Oxygen Concentrator	Magnolia Manor of Spartanburg	$650
181920	Oxygen Concentrator	Magnolia Manor of Spartanburg	$650
223191	Oxygen Concentrator	Magnolia Manor of Spartanburg	$650
346393	Oxygen Concentrator	Magnolia Manor of Spartanburg	$650
OE110	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE111	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE112	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE113	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE114	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE115	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE116	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE117	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE118	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE119	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE120	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
OE121	Oxygen Cylinder E	Magnolia Manor of Spartanburg	$50
501763	Oxygen Concentrator	Magnolia Place of Spartanburg	$650
516229	Oxygen Concentrator	Magnolia Place of Spartanburg	$650
97C81122	Oxygen Concentrator	Magnolia Place of Spartanburg	$650
514218	Oxygen Concentrator	Magnolia Place of Spartanburg	$650
493698	Oxygen Concentrator	Magnolia Place of Spartanburg	$650
96H80320	Oxygen Concentrator	Magnolia Place of Spartanburg	$650
97C81061	Oxygen Concentrator	Magnolia Place of Spartanburg	$650
OE122	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE123	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE124	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE125	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE126	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE127	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE128	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE129	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE130	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE131	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE132	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OE133	Oxygen Cylinder E	Magnolia Place of Spartanburg	$50
OH18	Oxygen Cylinder H	Magnolia Place of Spartanburg	$125
OH19	Oxygen Cylinder H	Magnolia Place of Spartanburg	$125
NC31	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC32	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC33	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC34	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC35	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC36	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC37	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC38	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC39	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC40	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC41	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC42	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC43	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC44	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC45	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC46	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
NC47	Nebulizer Compressor	Magnolia Place of Spartanburg	$55
PO8	Pulse Oximeter	Magnolia Place of Spartanburg	$675

37502	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
30641	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
31600	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
37498	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
31173	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
27035	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
30660	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
30616	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
30643	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
26439	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
33352	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
30658	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
31354	DFS III Mattress Replacement	Mountain View Nursing Center	$3,200
PO9	Pulse Oximeter	Mountain View Nursing Center	$675
PO10	Pulse Oximeter	Mountain View Nursing Center	$675
01C794041	Oxygen Concentrator	Piedmont Nursing Center	$650
182056	Oxygen Concentrator	Piedmont Nursing Center	$650
215114	Oxygen Concentrator	Piedmont Nursing Center	$650
450283	Oxygen Concentrator	Piedmont Nursing Center	$650
96D20270	Oxygen Concentrator	Piedmont Nursing Center	$650
223213	Oxygen Concentrator	Piedmont Nursing Center	$650
180044	Oxygen Concentrator	Piedmont Nursing Center	$650
179927	Oxygen Concentrator	Piedmont Nursing Center	$650
502006	Oxygen Concentrator	Piedmont Nursing Center	$650
PO11	Pulse Oximeter	Piedmont Nursing Center	$675
PO12	Pulse Oximeter	Piedmont Nursing Center	$675
PO13	Pulse Oximeter	Piedmont Nursing Center	$675
NC48	Nebulizer Compressor	Piedmont Nursing Center	$55
NC49	Nebulizer Compressor	Piedmont Nursing Center	$55
NC50	Nebulizer Compressor	Piedmont Nursing Center	$55
NC51	Nebulizer Compressor	Piedmont Nursing Center	$55
NC52	Nebulizer Compressor	Piedmont Nursing Center	$55
NC53	Nebulizer Compressor	Piedmont Nursing Center	$55
NC54	Nebulizer Compressor	Piedmont Nursing Center	$55
NC55	Nebulizer Compressor	Piedmont Nursing Center	$55
NC56	Nebulizer Compressor	Piedmont Nursing Center	$55
NC57	Nebulizer Compressor	Piedmont Nursing Center	$55
NC58	Nebulizer Compressor	Piedmont Nursing Center	$55
NC59	Nebulizer Compressor	Piedmont Nursing Center	$55
NC60	Nebulizer Compressor	Piedmont Nursing Center	$55
NC61	Nebulizer Compressor	Piedmont Nursing Center	$55
SM9	Suction Machine	Piedmont Nursing Center	$175
SM10	Suction Machine	Piedmont Nursing Center	$175
OE134	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE135	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE136	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE137	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE138	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE139	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE140	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE141	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE142	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE143	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE144	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE145	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE146	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE147	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE148	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE149	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE150	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE151	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE152	Oxygen Cylinder E	Piedmont Nursing Center	$50
OE153	Oxygen Cylinder E	Piedmont Nursing Center	$50

395609	Oxygen Concentrator	Riverside Nursing Center	$650
215617	Oxygen Concentrator	Riverside Nursing Center	$650
57332	Oxygen Concentrator	Riverside Nursing Center	$650
223240	Oxygen Concentrator	Riverside Nursing Center	$650
222681	Oxygen Concentrator	Riverside Nursing Center	$650
357781	Oxygen Concentrator	Riverside Nursing Center	$650
343534	Oxygen Concentrator	Riverside Nursing Center	$650
181812	Oxygen Concentrator	Riverside Nursing Center	$650
180133	Oxygen Concentrator	Riverside Nursing Center	$650
493370	Oxygen Concentrator	Riverside Nursing Center	$650
502110	Oxygen Concentrator	Riverside Nursing Center	$650
179926	Oxygen Concentrator	Riverside Nursing Center	$650
PO14	Pulse Oximeter	Riverside Nursing Center	$675
NC61	Nebulizer Compressor	Riverside Nursing Center	$55
NC62	Nebulizer Compressor	Riverside Nursing Center	$55
NC63	Nebulizer Compressor	Riverside Nursing Center	$55
NC64	Nebulizer Compressor	Riverside Nursing Center	$55
NC65	Nebulizer Compressor	Riverside Nursing Center	$55
NC66	Nebulizer Compressor	Riverside Nursing Center	$55
NC67	Nebulizer Compressor	Riverside Nursing Center	$55
NC68	Nebulizer Compressor	Riverside Nursing Center	$55
SM11	Suction Machine	Riverside Nursing Center	$175
SM12	Suction Machine	Riverside Nursing Center	$175
SM13	Suction Machine	Riverside Nursing Center	$175
OE154	Oxygen Cylinder E	Riverside Nursing Center	$50
OE155	Oxygen Cylinder E	Riverside Nursing Center	$50
OE156	Oxygen Cylinder E	Riverside Nursing Center	$50
OE157	Oxygen Cylinder E	Riverside Nursing Center	$50
OE158	Oxygen Cylinder E	Riverside Nursing Center	$50
OE159	Oxygen Cylinder E	Riverside Nursing Center	$50
OE160	Oxygen Cylinder E	Riverside Nursing Center	$50
OE161	Oxygen Cylinder E	Riverside Nursing Center	$50
OE162	Oxygen Cylinder E	Riverside Nursing Center	$50
99L786332	Oxygen Concentrator	Rosemond Nursing Center	$650
98L15735	Oxygen Concentrator	Rosemond Nursing Center	$650
181588	Oxygen Concentrator	Rosemond Nursing Center	$650
156911	Oxygen Concentrator	Rosemond Nursing Center	$650
PO15	Pulse Oximeter	Rosemond Nursing Center	$675
OE163	Oxygen Cylinder E	Rosemond Nursing Center	$50
OE164	Oxygen Cylinder E	Rosemond Nursing Center	$50
OE165	Oxygen Cylinder E	Rosemond Nursing Center	$50
OE166	Oxygen Cylinder E	Rosemond Nursing Center	$50
OE167	Oxygen Cylinder E	Rosemond Nursing Center	$50
OE168	Oxygen Cylinder E	Rosemond Nursing Center	$50
OE169	Oxygen Cylinder E	Rosemond Nursing Center	$50
OE170	Oxygen Cylinder E	Rosemond Nursing Center	$50
OE171	Oxygen Cylinder E	Rosemond Nursing Center	$50
OE172	Oxygen Cylinder E	Rosemond Nursing Center	$50
501772	Oxygen Concentrator	Summit Place Nursing Center	$650
223176	Oxygen Concentrator	Summit Place Nursing Center	$650
450328	Oxygen Concentrator	Summit Place Nursing Center	$650
395303	Oxygen Concentrator	Summit Place Nursing Center	$650
514103	Oxygen Concentrator	Summit Place Nursing Center	$650
222696	Oxygen Concentrator	Summit Place Nursing Center	$650
181799	Oxygen Concentrator	Summit Place Nursing Center	$650
493433	Oxygen Concentrator	Summit Place Nursing Center	$650
180011	Oxygen Concentrator	Summit Place Nursing Center	$650
5094	Oxygen Concentrator	Summit Place Nursing Center	$650
97C81121	Oxygen Concentrator	Summit Place Nursing Center	$650
218643	Oxygen Concentrator	Summit Place Nursing Center	$650
502229	Oxygen Concentrator	Summit Place Nursing Center	$650
99B921139	Oxygen Concentrator	Summit Place Nursing Center	$650
357830	Oxygen Concentrator	Summit Place Nursing Center	$650

NC69	Nebulizer Compressor	Summit Place Nursing Center	$55
NC70	Nebulizer Compressor	Summit Place Nursing Center	$55
NC71	Nebulizer Compressor	Summit Place Nursing Center	$55
NC72	Nebulizer Compressor	Summit Place Nursing Center	$55
NC73	Nebulizer Compressor	Summit Place Nursing Center	$55
NC74	Nebulizer Compressor	Summit Place Nursing Center	$55
NC75	Nebulizer Compressor	Summit Place Nursing Center	$55
NC76	Nebulizer Compressor	Summit Place Nursing Center	$55
NC77	Nebulizer Compressor	Summit Place Nursing Center	$55
NC78	Nebulizer Compressor	Summit Place Nursing Center	$55
NC79	Nebulizer Compressor	Summit Place Nursing Center	$55
NC80	Nebulizer Compressor	Summit Place Nursing Center	$55
NC81	Nebulizer Compressor	Summit Place Nursing Center	$55
NC82	Nebulizer Compressor	Summit Place Nursing Center	$55
NC83	Nebulizer Compressor	Summit Place Nursing Center	$55
NC84	Nebulizer Compressor	Summit Place Nursing Center	$55
NC85	Nebulizer Compressor	Summit Place Nursing Center	$55
NC86	Nebulizer Compressor	Summit Place Nursing Center	$55
NC87	Nebulizer Compressor	Summit Place Nursing Center	$55
NC88	Nebulizer Compressor	Summit Place Nursing Center	$55
NC89	Nebulizer Compressor	Summit Place Nursing Center	$55
NC90	Nebulizer Compressor	Summit Place Nursing Center	$55
NC91	Nebulizer Compressor	Summit Place Nursing Center	$55
26052	DFS III Mattress Replacement	Summit Place Nursing Center	$3,200
OE173	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE174	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE175	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE176	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE177	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE178	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE179	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE180	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE181	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE182	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE183	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE184	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE185	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE186	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE187	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE188	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE189	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE190	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE191	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE192	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE193	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE194	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE195	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE196	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE197	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE198	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE199	Oxygen Cylinder E	Summit Place Nursing Center	$50
OE200	Oxygen Cylinder E	Summit Place Nursing Center	$50
OH20	Oxygen Cylinder H	Summit Place Nursing Center	$125
OH21	Oxygen Cylinder H	Summit Place Nursing Center	$125
SM14	Suction Machine	Summit Place Nursing Center	$175
SM15	Suction Machine	Summit Place Nursing Center	$175
SM16	Suction Machine	Summit Place Nursing Center	$175
SM17	Suction Machine	Summit Place Nursing Center	$175
SM18	Suction Machine	Summit Place Nursing Center	$175
SM19	Suction Machine	Summit Place Nursing Center	$175
SM20	Suction Machine	Summit Place Nursing Center	$175
PO16	Pulse Oximeter	Summit Place Nursing Center	$675
PO17	Pulse Oximeter	Summit Place Nursing Center	$675

PO18	Pulse Oximeter	Summit Place Nursing Center	$675
515045	Oxygen Concentrator	Westside Nursing Center	$650
01C792852	Oxygen Concentrator	Westside Nursing Center	$650
01C740141	Oxygen Concentrator	Westside Nursing Center	$650
502075	Oxygen Concentrator	Westside Nursing Center	$650
01B718957	Oxygen Concentrator	Westside Nursing Center	$650
01A558037	Oxygen Concentrator	Westside Nursing Center	$650
01C792863	Oxygen Concentrator	Westside Nursing Center	$650
218638	Oxygen Concentrator	Westside Nursing Center	$650
218672	Oxygen Concentrator	Westside Nursing Center	$650
493738	Oxygen Concentrator	Westside Nursing Center	$650
01B718956	Oxygen Concentrator	Westside Nursing Center	$650
450296	Oxygen Concentrator	Westside Nursing Center	$650
450293	Oxygen Concentrator	Westside Nursing Center	$650
493619	Oxygen Concentrator	Westside Nursing Center	$650
493609	Oxygen Concentrator	Westside Nursing Center	$650
212245	Oxygen Concentrator	Westside Nursing Center	$650
SM21	Suction Machine	Westside Nursing Center	$175
NC92	Nebulizer Compressor	Westside Nursing Center	$55
NC93	Nebulizer Compressor	Westside Nursing Center	$55
NC94	Nebulizer Compressor	Westside Nursing Center	$55
NC95	Nebulizer Compressor	Westside Nursing Center	$55
NC96	Nebulizer Compressor	Westside Nursing Center	$55
NC97	Nebulizer Compressor	Westside Nursing Center	$55
NC98	Nebulizer Compressor	Westside Nursing Center	$55
NC99	Nebulizer Compressor	Westside Nursing Center	$55
OE201	Oxygen Cylinder E	Westside Nursing Center	$50
OE202	Oxygen Cylinder E	Westside Nursing Center	$50
OE203	Oxygen Cylinder E	Westside Nursing Center	$50
OE204	Oxygen Cylinder E	Westside Nursing Center	$50
OE205	Oxygen Cylinder E	Westside Nursing Center	$50
OE206	Oxygen Cylinder E	Westside Nursing Center	$50
OE207	Oxygen Cylinder E	Westside Nursing Center	$50
OE208	Oxygen Cylinder E	Westside Nursing Center	$50
OE209	Oxygen Cylinder E	Westside Nursing Center	$50
OE210	Oxygen Cylinder E	Westside Nursing Center	$50
OE211	Oxygen Cylinder E	Westside Nursing Center	$50
OE212	Oxygen Cylinder E	Westside Nursing Center	$50
OE213	Oxygen Cylinder E	Westside Nursing Center	$50
OE214	Oxygen Cylinder E	Westside Nursing Center	$50
OE215	Oxygen Cylinder E	Westside Nursing Center	$50
OE216	Oxygen Cylinder E	Westside Nursing Center	$50
OE217	Oxygen Cylinder E	Westside Nursing Center	$50
OE218	Oxygen Cylinder E	Westside Nursing Center	$50
OE219	Oxygen Cylinder E	Westside Nursing Center	$50
OE220	Oxygen Cylinder E	Westside Nursing Center	$50
OE221	Oxygen Cylinder E	Westside Nursing Center	$50
OE222	Oxygen Cylinder E	Westside Nursing Center	$50
OE223	Oxygen Cylinder E	Westside Nursing Center	$50
OE224	Oxygen Cylinder E	Westside Nursing Center	$50
OE225	Oxygen Cylinder E	Westside Nursing Center	$50
OE226	Oxygen Cylinder E	Westside Nursing Center	$50
OE227	Oxygen Cylinder E	Westside Nursing Center	$50
OE228	Oxygen Cylinder E	Westside Nursing Center	$50
OE229	Oxygen Cylinder E	Westside Nursing Center	$50
OE230	Oxygen Cylinder E	Westside Nursing Center	$50
OE231	Oxygen Cylinder E	Westside Nursing Center	$50
OE232	Oxygen Cylinder E	Westside Nursing Center	$50
OE233	Oxygen Cylinder E	Westside Nursing Center	$50
OE234	Oxygen Cylinder E	Westside Nursing Center	$50
181793	Oxygen Concentrator	Willow Creek Nursing Center	$650
181897	Oxygen Concentrator	Willow Creek Nursing Center	$650
181921	Oxygen Concentrator	Willow Creek Nursing Center	$650

125316	Oxygen Concentrator	Willow Creek Nursing Center	$650
181926	Oxygen Concentrator	Willow Creek Nursing Center	$650
PO19	Pulse Oximeter	Willow Creek Nursing Center	$675
NC100	Nebulizer Compressor	Willow Creek Nursing Center	$55
NC101	Nebulizer Compressor	Willow Creek Nursing Center	$55
NC102	Nebulizer Compressor	Willow Creek Nursing Center	$55
NC103	Nebulizer Compressor	Willow Creek Nursing Center	$55
NC104	Nebulizer Compressor	Willow Creek Nursing Center	$55
NC105	Nebulizer Compressor	Willow Creek Nursing Center	$55
NC106	Nebulizer Compressor	Willow Creek Nursing Center	$55
NC107	Nebulizer Compressor	Willow Creek Nursing Center	$55
NC108	Nebulizer Compressor	Willow Creek Nursing Center	$55
SM22	Suction Machine	Willow Creek Nursing Center	$175
SM23	Suction Machine	Willow Creek Nursing Center	$175
SM24	Suction Machine	Willow Creek Nursing Center	$175
OE235	Oxygen Cylinder E	Westside Nursing Center	$50
OE236	Oxygen Cylinder E	Westside Nursing Center	$50
OE237	Oxygen Cylinder E	Westside Nursing Center	$50
OE238	Oxygen Cylinder E	Westside Nursing Center	$50
OE239	Oxygen Cylinder E	Westside Nursing Center	$50
OE240	Oxygen Cylinder E	Westside Nursing Center	$50
OE241	Oxygen Cylinder E	Westside Nursing Center	$50
OE242	Oxygen Cylinder E	Westside Nursing Center	$50
OE243	Oxygen Cylinder E	Westside Nursing Center	$50
OE244	Oxygen Cylinder E	Westside Nursing Center	$50
OE245	Oxygen Cylinder E	Westside Nursing Center	$50
OE246	Oxygen Cylinder E	Westside Nursing Center	$50
46905	DFS III Mattress Replacement	Valley Falls Nursing Center	$3,200
146776	Oxygen Concentrator	Valley Falls Nursing Center	$650
493360	Oxygen Concentrator	Valley Falls Nursing Center	$650
223174	Oxygen Concentrator	In Stock	$650
218672	Oxygen Concentrator	In Stock	$650
395169	Oxygen Concentrator	In Stock	$650
493319	Oxygen Concentrator	In Stock	$650
514201	Oxygen Concentrator	In Stock	$650
223208	Oxygen Concentrator	In Stock	$650
181899	Oxygen Concentrator	In Stock	$650
215464	Oxygen Concentrator	In Stock	$650
395284	Oxygen Concentrator	In Stock	$650
182059	Oxygen Concentrator	In Stock	$650
158685	Oxygen Concentrator	In Stock	$650
395360	Oxygen Concentrator	In Stock	$650
SM25	Suction Machine	In Stock	$175
NC109	Nebulizer Compressor	In Stock	$55
NC110	Nebulizer Compressor	In Stock	$55
NC111	Nebulizer Compressor	In Stock	$55
NC112	Nebulizer Compressor	In Stock	$55
NC113	Nebulizer Compressor	In Stock	$55
NC114	Nebulizer Compressor	In Stock	$55
NC115	Nebulizer Compressor	In Stock	$55
NC116	Nebulizer Compressor	In Stock	$55
NC117	Nebulizer Compressor	In Stock	$55
NC118	Nebulizer Compressor	In Stock	$55
23828	DFS III Mattress Replacement	In Stock	$3,200
46979	DFS III Mattress Replacement	In Stock	$3,200
30587	DFS III Mattress Replacement	In Stock	$3,200
34580	DFS III Mattress Replacement	In Stock	$3,200
31349	DFS III Mattress Replacement	In Stock	$3,200
OE247	Oxygen Cylinder E	In Stock	$50
OE248	Oxygen Cylinder E	In Stock	$50
OE249	Oxygen Cylinder E	In Stock	$50
OE250	Oxygen Cylinder E	In Stock	$50
OE251	Oxygen Cylinder E	In Stock	$50

OE252	Oxygen Cylinder E	In Stock	$50
OE253	Oxygen Cylinder E	In Stock	$50
OE254	Oxygen Cylinder E	In Stock	$50
OE255	Oxygen Cylinder E	In Stock	$50
OE256	Oxygen Cylinder E	In Stock	$50
OE257	Oxygen Cylinder E	In Stock	$50
OE258	Oxygen Cylinder E	In Stock	$50
OE259	Oxygen Cylinder E	In Stock	$50
OE260	Oxygen Cylinder E	In Stock	$50
OE261	Oxygen Cylinder E	In Stock	$50
OE262	Oxygen Cylinder E	In Stock	$50
OE263	Oxygen Cylinder E	In Stock	$50
OE264	Oxygen Cylinder E	In Stock	$50
OE265	Oxygen Cylinder E	In Stock	$50
OE266	Oxygen Cylinder E	In Stock	$50
OE267	Oxygen Cylinder E	In Stock	$50
OE268	Oxygen Cylinder E	In Stock	$50
OE269	Oxygen Cylinder E	In Stock	$50
OE270	Oxygen Cylinder E	In Stock	$50
OE271	Oxygen Cylinder E	In Stock	$50
OE272	Oxygen Cylinder E	In Stock	$50
OE273	Oxygen Cylinder E	In Stock	$50
OE274	Oxygen Cylinder E	In Stock	$50
OE275	Oxygen Cylinder E	In Stock	$50
OH22	Oxygen Cylinder H	In Stock	$125
OH23	Oxygen Cylinder H	In Stock	$125
OH24	Oxygen Cylinder H	In Stock	$125
OH25	Oxygen Cylinder H	In Stock	$125
PO20	Pulse Oximeter	In Stock	$675
		Total	**$222,540**

EXHIBIT B

DEED OF GENERAL CONVEYANCE, TRANSFER AND ASSIGNMENT

KNOW ALL MEN BY THESE PRESENTS that pursuant to that certain ASSET PURCHASE AGREEMENT, dated September 28, 2005 (the "Agreement") by and between ADAPTIVE MEDICAL UPSTATE, INC. ("Seller"), SOUTHERN HOME MEDICAL EQUIPMENT, INC. ("Purchaser") and GREG TUCKER (the "Shareholders"), in consideration of good and valuable consideration duly delivered under the Agreement, the receipt and sufficiency of which is hereby acknowledged, Seller has granted, bargained, sold, assigned, set over, conveyed and transferred, and by these presents, does grant, bargain, sell, assign, set over, convey and transfer unto Purchaser all of the Assets as defined in the Agreement (all capitalized terms not otherwise defined herein are used as defined in the Agreement) of the Nursing Home Division Business existing on the date and at the time of delivery hereof.

TO HAVE AND TO HOLD all of the said Assets assigned and transferred hereby to Purchaser, his successors and assigns, in fee simple forever, free and clear of all liens, claims and encumbrances of any nature whatsoever, other than those expressly consented to in writing by Purchaser and delivered to Seller at closing; and Seller warrants and defends the title to the Assets hereby sold to Purchaser, his successors and assigns, forever, against the lawful claims and demands of all persons whomsoever;

AND Seller, for itself and its successors and assigns, does hereby represent, warrant, covenant and agree to and with Purchaser and its successors and assigns that, subject to the terms and limitations of the Agreement, all the representations set forth in the Agreement with respect to the said Assets are hereby confirmed;

AND Seller, for itself and its successors and assigns, does hereby represent, warrant, covenant and agree to and with Purchaser and his successors and assigns that it shall, from time to time, at the request of the Purchaser, execute, acknowledge and deliver to Purchaser any and all further instruments, documents and other papers which may be necessary or reasonably required to transfer the said Assets assigned and transferred hereby to Purchaser and to give full force and effect to the full intent and purposes of this General Conveyance, Transfer and Assignment document;

AND Seller, for itself and its successors and assigns, does hereby irrevocably assign and transfer to Purchaser, his successors and assigns, all of its right, title and interest in and to the general intangible assets of Seller further described in the Agreement.

Except for the representations and warranties expressly contained in the Agreement, THE ASSETS ARE SOLD TO PURCHASER "AS IS" AND "WHERE IS", AND SELLER DISCLAIMS ALL WARRANTIES, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

IN WITNESS WHEREOF, Seller has caused this instrument to be duly executed in its name by its duly authorized officer and the corporate seal of Seller to be affixed hereto, all as of the date first above written.

ADAPTIVE MEDICAL UPSTATE, INC.

By: ______________________________
Its President

EXHIBIT C

Recourse
$222,540

Dated: September 30, 2005

PROMISSORY NOTE

FOR VALUE RECEIVED, Southern Home Medical, Inc., a Nevada corporation ("Maker"), promises to pay to Adaptive Medical Upstate, Inc., a South Carolina corporation ("Holder"), or order, TWO HUNDRED TWENTY TWO THOUSAND FIVE HUNDRED FORTY AND NO/100 dollars ($222,540), together with interest as stated herein.

1. **Payments.** The principal and interest payments on the obligation represented hereby shall be paid in twenty-four (24) monthly payments of $10,000 each, beginning on October 30, 2005 and continuing on the 30th of each month thereafter until paid in full.

2. **Interest.** The obligation shall bear simple interest at the rate of THREE AND NINE-TENTHS PERCENT (3.9%) per annum.

3. **Type and Place of Payments.** Payments of any amount due hereunder shall be made in lawful money of the United States of America to the above-named Holder at 32 S. Howard Street, Inman, South Carolina, 29349, or order.

4. **Prepayment.** Advance payment or payments may be made on the principal, without penalty or forfeiture. There shall be no penalty for any prepayment.

5. **Default.** Upon the occurrence or during the continuance of any one or more of the events hereinafter enumerated, Holder or the holder of this Note may forthwith or at any time thereafter during the continuance of any such event, by notice in writing to the Maker, declare the unpaid balance of the principal of the Note to be immediately due and payable, and the principal shall become and shall be immediately due and payable without presentation, demand, protest, notice of protest, or other notice of dishonor, all of which are hereby expressly waived by Maker, such events being as follows:

(a) Default in the payment of this Note or any portion thereof when the same shall become due and payable, whether at maturity as herein expressed, by acceleration, or otherwise, unless cured within five (5) days after notice thereof by Holder or the holder of such Note to Maker;

(b) Maker shall file a voluntary petition in bankruptcy or a voluntary petition seeking reorganization, or shall file an answer admitting the jurisdiction of the court and any material allegations of an involuntary petition filed pursuant to any act of Congress relating to bankruptcy or to any act purporting to be amendatory thereof, or shall be adjudicated bankrupt, or shall make an assignment for the benefit of creditors, or shall apply for or consent to the appointment of any receiver or trustee for Maker, or of all or any substantial portion of its property, or Maker shall make an assignment to an agent authorized to liquidate any substantial part of its assets; or

(c) An order shall be entered pursuant to any act of Congress relating to bankruptcy or to any act purporting to be amendment thereof approving an involuntary petition seeking reorganization

G.A.T.

of the Maker, or an order of any court shall be entered appointing any receiver or trustee of or for Maker, or any receiver of trustee of all or any substantial portion of the property of Maker, or a writ or warrant of attachment or any similar process shall be issued by any court against all or any substantial portion of the property of Maker, and such order approving a petition seeking reorganization or appointing a receiver or trustee is not vacated or stayed, or such writ, warrant of attachment, or similar process is not released or bonded within 60 days after its entry or levy.

6. **Attorneys' Fees & Construction.** If it becomes necessary for either party hereto to enforce any portion of this Note through litigation or arbitration, then the prevailing party shall be entitled to recover reasonable attorney's fees, costs, and interest at the maximum prevailing rate. In the event of litigation, it is agreed that all issues arising from or related to this Agreement shall be governed by the laws of South Carolina, and further, as the terms of this Note were negotiated with the Holder while the Holder was within the State of South Carolina, the Maker irrevocably consents to the jurisdiction of the Courts situated in the State of South Carolina.

SIGNED THIS 30th DAY OF September, 2005.

"Maker"
SOUTHERN HOME MEDICAL EQUIPMENT, INC.

By: [signature]
Print name and title:
GREG A TUCKER
PRESIDENT/CEO

Exhibit 27

Southern Home Medical Equipment, Inc.

Updated Unaudited Interim Financial Statements

Exhibit 27

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:	
Cash	$ 641
Accounts receivable	5,544
TOTAL CURRENT ASSETS	6,185
FIXED ASSETS:	
Medical equipment	234,771
Accumulated depreciation	(24,278)
NET FIXED ASSETS	210,493
TOTAL ASSETS	$ 216,678

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES	
Accounts payable	$ 460
Current portion of notes payable to related party	111,115
Stockholder loans payable	23,900
TOTAL CURRENT LIABILITIES	135,475
LONG TERM DEBT	
Notes payable to related party	111,425
STOCKHOLDERS' DEFICIT	
Preferred stock ($.001 par value, 10,000,000 shares authorized; no shares issued and outstanding)	-
Common stock ($.001 par value, 65,000,000 shares authorized; 10,000,000 shares issued and outstanding)	10,000
Additional paid in capital	-
Retained deficit	(40,222)
TOTAL STOCKHOLDERS' DEFICIT	(30,222)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 216,678

The accompanying notes are an integral part of these financial statements

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH DECEMBER 31, 2005

REVENUES:		
Sales	$	87,973
Total Revenue		87,973
EXPENSES:		
General and administrative		128,195
Total Expenses		128,195
Loss from operations	$	(40,222)
Provision for income taxes		-
NET LOSS	$	(40,222)

The accompanying notes are an integral part of these financial statements

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(40,222)
Adjustments to reconcile net loss to net cash used in operations:		
Non-cash issuance of common stock at par value to founders		10,000
Depreciation		24,278
Increase in operating assets:		
Increase in accounts receivable		(5,544)
Increase in operating liabilities:		
Increase in accounts payable		460
NET CASH USED IN OPERATING ACTIVITIES		(11,028)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment		(12,231)
NET CASH USED IN INVESTING ACTIVITIES		(12,231)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from stockholder loans payable		23,900
NET CASH PROVIDED BY FINANCING ACTIVITIES		23,900
NET INCREASE IN CASH AND CASH EQUIVALENTS		641
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		-
END OF THE PERIOD	$	641

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:

The accompanying notes are an integral part of these financial statements

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH DECEMBER 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Deficit
Balances at inception (January 13, 2005)	-	$ -	$ -	$ -
Issuance of common stock to founders	10,000,000	10,000	-	-
Net (loss) for the period	-	-	-	(40,222)
Balances, December 31, 2005	10,000,000	$ 10,000	$ -	$ (40,222)

The accompanying notes are an integral part of these consolidated financial statements.